UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(D)

of the Securities Exchange Act of 1934

June 9, 2023

Date of report (Date of earliest event reported)

MEI Pharma, Inc.

(Exact name of registrant as specified in its charter)

Delaware	000-50484	51-0407811
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

11455 El Camino Real, Suite 250 San Diego, California	92130
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (858) 369-7100

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.00000002 par value	MEIP	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter)

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02	Departure of Directors or Certain Officer; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On June 9, 2023, the Board of Directors (the “Board”) of MEI Pharma, Inc. (the “Company”), after determining it to be in the best interest of the Company, appointed Jay File to be Executive Vice President of Finance (“EVP Finance”) of the Company, effective as of June 12, 2023, with the expectation that Mr. File will be appointed Chief Financial Officer (“CFO”) of the Company as of the closing date of the Merger (as defined below), and in any event no later than September 1, 2023, at which time he will cease to serve as EVP Finance. As previously disclosed, on February 22, 2023, the Company, Infinity Pharmaceuticals, Inc. (“Infinity”), and Meadow Merger Sub, Inc., a wholly owned subsidiary of the Company (“Merger Sub”), entered into an Agreement and Plan of Merger whereby Merger Sub will merge with and into Infinity, with Infinity being the surviving entity as a wholly owned subsidiary of the Company (the “Merger”). Brian Drazba’s employment as the CFO of the Company will terminate as of the closing date of the Merger, and in any event no later than September 1, 2023. Mr. File’s appointment as EVP Finance during the period while Mr. Drazba continues to serve as CFO is intended to provide for an orderly transition of duties from Mr. Drazba to Mr. File.

In connection with Mr. File’s commencement of employment with the Company and the stock option grants that he will receive pursuant to the terms of the employment agreement between the Company and Mr. File, dated June 9, 2023 (the “File Employment Agreement”), the Company has approved the amendment and restatement of the Company’s 2021 Inducement Grant Equity Compensation Plan (the “Inducement Plan”) and the issuance of additional shares thereunder. These changes are discussed below in this Current Report on Form 8-K.

Appointment of Mr. Jay File as Executive Vice President of Finance

On June 9, 2023, the Board appointed Mr. File, age 52, as EVP Finance of the Company, effective June 12, 2023. The Board expects to appoint Mr. File to the position of CFO of the Company as of the closing date of the Merger, and in any event no later than September 1, 2023.

Prior to assuming the role of EVP Finance at the Company, Mr. File served as CFO of Evofem Biosciences, a biotechnology company, from March 2015 to April 2023. From February 2013 to March 2015, Mr. File served as an independent financial and accounting consultant, where he provided expertise in corporate accounting to a diverse range of clients. Before working as a financial and accounting consultant, Mr. File served as the Controller as Sequenom, Inc., a global molecular diagnostic testing and genetic analysis company from March 2007 to November 2012. Prior to this time, Mr. File was the Assistant Controller of AppliedMicro, where he managed domestic and foreign finance and accounting processes and policies. From July 2003 to January 2005, Mr. File worked as the Controller at ESI U.S. Holdings, Inc., and in 2001 to 2002, Mr. File worked as the senior manager of KPMG, a financial management company. Mr. File started his career at Arthur Anderson, where he worked from 1993 to 2001.

Mr. File received his Bachelor of Science from Central Washington University, and he has been a Certified Public Accountant since January 1994.

There are no arrangements or understandings between Mr. File and any other person pursuant to which he was selected as an officer, and there are no family relationships between Mr. File and any of the Company’s directors or executive officers. Mr. File has no direct or indirect material interest in any existing or currently proposed transaction that would require disclosure under item 404(a) of Regulation S-K.

In connection with Mr. File’s appointment as EVP Finance, on June 9, 2023, Mr. File and the Company entered into the File Employment Agreement. The File Employment Agreement is effective as of June 12, 2023, and provides for an annual base salary of $450,000, with a target annual bonus opportunity of 40% of base salary. Mr. File will be eligible to participate in the Company’s health, retirement, expense reimbursement and other benefit plans.

The File Employment Agreement provides for a grant as of June 12, 2023 of an option to purchase 53,302 shares of the Company’s common stock under the Inducement Plan, which represents 0.8% of the Company’s outstanding shares as of the date of grant, with vesting over a 4-year period, full vesting on a change in control, and other terms and conditions consistent with grants made to other senior executives of the Company (the “Initial Grant”). The exercise price of the Initial Grant is $7.35, which is the Nasdaq closing price per share of Company stock on the date of grant. The File Employment Agreement further provides for a stock option grant to be made on the closing date of the Merger, contingent on the consummation of the Merger and subject to Mr. File being employed by or providing service to the Company or an affiliate on the closing date of the Merger, that is equal to 0.8% of the outstanding shares of the Company on the closing date of the Merger, less the number of Company shares underlying the Initial Grant (the “Second Grant”). The Second Grant will have the same vesting terms as the Initial Grant and will be made under the Inducement Plan. The exercise price of the Second Grant will be equal to the Nasdaq closing price per share of Company stock on the date of grant (the closing date of the Merger). For 2024 and subsequent years, Mr. File will be eligible to receive equity awards on similar terms as other senior executives of the Company, with awards made under the 2008 Stock Omnibus Equity Compensation Plan or a successor plan.

Under the File Employment Agreement, if Mr. File’s employment is terminated by the Company without cause or Mr. File resigns for good reason, Mr. File will be eligible to receive the following severance benefits if he signs an effective release of claims: (i) a lump sum payment equal to 12 months of his base salary, (ii) if he elects COBRA health care continuation coverage, the Company will pay the monthly COBRA premium for 12 months, (iii) payment of a pro-rata annual bonus, if any, for the year of termination, and (iv) accelerated vesting of a portion of Mr. File’s outstanding stock options equal to the number of options that would have vested if he had continued to be employed by the Company for 12 months following termination. The File Employment Agreement also provides that if the Company terminates Mr. File’s employment without cause in the 3 month period prior to a change in control at the request of the other party to the change in control transaction, or if upon or within 2 years following a change in control, Mr. File’s employment is terminated by the Company without cause or Mr. File resigns for good reason, then Mr. File’s outstanding stock options will fully vest and become exercisable as of his termination date, provided that he signs an effective release of claims.

In the event that Mr. File’s employment is terminated due to his death or disability, vesting of a portion of Mr. File’s outstanding stock options will accelerate in amount equal to the number of options that would have vested if he had continued to be employed by the Company for 12 months following such termination, subject to his execution of an effective release of claims in the event of a termination due to his disability.

Mr. File has executed an Employee Proprietary Information and Inventions Agreement, dated June 9, 2023, which is attached as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The foregoing summary of the File Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the File Employment Agreement. The full text of the File Employment Agreement is attached as Exhibit 10.2 to this Current Report on Form 8-K and is incorporated herein by reference.

Termination of Mr. Brian Drazba

Mr. Drazba’s employment will terminate effective as of the closing date of the Merger, and in any event no later than September 1, 2023. Mr. Drazba will continue in his role as CFO through the separation date, during such time he will remain responsible for his duties as CFO and will assist with an orderly transition of the position of CFO to Mr. File.

The Board has determined that Mr. Drazba’s termination of employment is a termination without cause under the terms of Mr. Drazba’s employment agreement, dated February 1, 2017, between the Company and Mr. Drazba (the “Drazba Employment Agreement”), as previously filed with the Securities and Exchange Commission (“SEC”) and incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on April 3, 2017 (File No. 000-50484). If Mr. Drazba signs and does not revoke a separation and release agreement (the “Separation and Release Agreement”), he will be eligible to receive severance benefits as described below. If Mr. Drazba separates from employment, other than for cause or voluntary termination prior to the designated separation date, he executes and does not revoke a release of claims, and he remains in compliance with the terms of his Employee Proprietary Information and Inventions Agreement, Mr. Drazba will be entitled to receive (i) severance pay equal to 12 months of base salary; and (ii) accelerated vesting of the stock options that would have vested during the 12 months following the separation date but for Mr. Drazba’s termination without cause, pursuant to the terms of the Drazba Employment Agreement. Additionally, pursuant to the Separation and Release Agreement, if the foregoing conditions are met, (i) Mr. Drazba will be able to exercise his vested stock options through the first anniversary of the separation date, or until the expiration of the option term, if earlier (subject to the terms of the applicable option agreements), (ii) he will receive an annual bonus for the fiscal year ending June 30, 2023 based on performance and Board discretion, and (iii) if he elects COBRA health care continuation coverage, the Company will pay the monthly COBRA premium for 12 months. Mr. Drazba remains subject to the terms of his Employee Proprietary Information and Inventions Agreement, dated April 3, 2017.

If Mr. Drazba is terminated for cause or he voluntarily terminates employment prior to the designated separation date, Mr. Drazba’s employment with the Company will terminate as of such date, and he will not be entitled to receive the severance payments and benefits provided under the Drazba Employment Agreement or Separation and Release Agreement, as noted above.

The foregoing summary of the Separation and Release Agreement does not purport to be complete and is qualified in their entirety by reference to the full text of the Separation and Release Agreement.

Approval of the Amended and Restated Inducement Plan, Issuance of Shares and Form S-8

On June 9, 2023, the Board approved an amendment and restatement of the Inducement Plan (the “Amended and Restated Inducement Plan”), authorizing and reserving for issuance 92,000 additional shares of the Company’s common stock to provide the Company with the ability to make inducement grants in connection with the hire of Mr. File, as described herein, and other employees.

The Amended and Restated Inducement Plan is effective as of June 9, 2023, and awards made thereunder are not subject to shareholder approval. The Inducement Plan, as in effect prior to this amendment and restatement, is filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-8, which was filed with the SEC on May 6, 2021. The Amended and Restated Inducement Plan is being filed as Exhibit 10.3 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01	Exhibits.

(d) Exhibits

The following exhibits are being filed as part of this Current Report on Form 8-K.

Exhibit Number	Description

10.1	Employee Proprietary Information and Inventions Agreement between the Company and Jay File, dated June 9, 2023.

10.2	Employment Agreement between the Company and Jay File, dated June 9, 2023.

10.3	Amended and Restated MEI Pharma, Inc. 2021 Inducement Grant Equity Compensation Plan

99.1	Press Release issued June 13, 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

June 13, 2023	MEI PHARMA, INC.

	By:	/s/ David M. Urso
	Name:	David M. Urso
	Title:	President and Chief Executive Officer

Exhibit 10.1

Execution Copy

MEI PHARMA, INC.

EMPLOYEE PROPRIETARY INFORMATION AND INVENTIONS AGREEMENT

In consideration of my employment or continued employment by MEI Pharma, Inc. (the “Company”), and the compensation now and hereafter paid to me, I hereby agree as follows:

1.	NONDISCLOSURE

1.1 Recognition of Company’s Rights; Nondisclosure. At all times during my employment and thereafter, I will hold in strictest confidence and will not disclose, use, lecture upon or publish any of the Company’s and/or its Affiliates’ Proprietary Information (defined below), except as such disclosure, use or publication may be required in connection with my work for the Company, or unless an officer of the Company expressly authorizes such in writing. I will obtain Company’s written approval before publishing or submitting for publication any material (written, verbal, or otherwise) that relates to my work at Company and/or incorporates any Proprietary Information. I hereby assign to the Company any rights I may have or acquire in such Proprietary Information and recognize that all Proprietary Information shall be the sole property of the Company and its assigns. For purposes of this Agreement, “Affiliate” means, with respect to any specific entity, any other entity that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such specified entity.

1.2 Proprietary Information. The term “Proprietary Information” shall mean any and all confidential and/or proprietary knowledge, data or information of the Company and/or its Affiliates. By way of illustration but not limitation, “Proprietary Information” includes (a) trade secrets, inventions, ideas, processes, formulas, source and object codes, data, programs, other works of authorship, know-how, improvements, discoveries, developments, designs and techniques (hereinafter collectively referred to as “Inventions”); and (b) information regarding plans for research, development, new products, marketing and selling, business plans, budgets and unpublished financial statements, licenses, prices and costs, suppliers and customers; and (c) information regarding the skills and compensation of other employees of the Company [and/or its Affiliates]. Notwithstanding the foregoing, it is understood that, at all such times, I am free to use information which is generally known in the trade or industry, which is not gained as result of a breach of this Agreement, and my own, skill, knowledge, know-how and experience to whatever extent and in whichever way I wish.

1.3 Third Party Information. I understand, in addition, that the Company has received and in the future will receive from third parties confidential or proprietary information (“Third Party Information”) subject to a duty on the Company’s part to maintain the confidentiality of such information and to use it only for certain limited purposes. During the term of my employment and thereafter, I will hold Third Party Information in the strictest confidence and will not disclose to anyone (other than Company personnel who need to know such information in connection with their work for the Company) or use, except in connection with my work for the Company, Third Party Information unless expressly authorized by an officer of the Company in writing.

1.4 No Improper Use of information of Prior Employers and Others. During my employment by the Company I will not improperly use or disclose any confidential information or trade secrets, if any, of any former employer or any other person to whom I have an obligation of confidentiality, and I will not bring onto the premises of the Company any unpublished

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documents or any property belonging to any former employer or any other person to whom I have an obligation of confidentiality unless consented to in writing by that former employer or person. I will use in the performance of my duties only information which is generally known and used by persons with training and experience comparable to my own, which is common knowledge in the industry or otherwise legally in the public domain, or which is otherwise provided or developed by the Company.

2	ASSIGNMENT OF INVENTIONS.

2.1 Proprietary Rights. The term “Proprietary Rights” shall mean all trade secret, patent, copyright and other intellectual property rights throughout the world.

2.2 Prior Inventions. Inventions, if any, patented or unpatented, which I made prior to the commencement of my employment with the Company are excluded from the scope of this Agreement. To preclude any possible uncertainty, I have set forth on Exhibit B (Previous Inventions) attached hereto a complete list of all Inventions that I have, alone or jointly with others, conceived, developed or reduced to practice or caused to be conceived, developed or reduced to practice prior to the commencement of my employment with the Company, that I consider to be my property or the property of third parties and that I wish to have excluded from the scope of this Agreement (collectively referred to as “Prior Inventions”). If disclosure of any such Prior Invention would cause me to violate any prior confidentiality agreement, I understand that I am not to list such Prior Inventions in Exhibit B but am only to disclose a cursory name for each such invention, a listing of the party(ies) to whom it belongs and the fact that full disclosure as to such inventions has not been made for that reason. A space is provided on Exhibit B for such purpose. If no such disclosure is attached, I represent that there are no Prior Inventions. If, in the course of my employment with the Company, I incorporate a Prior Invention into a Company product, process or machine, the Company is hereby granted and shall have a nonexclusive, royalty-free, irrevocable, perpetual, worldwide license

(with rights to sublicense through multiple tiers of sublicensees) to make, have made, modify, use and sell such Prior Invention. Notwithstanding the foregoing, I agree that I will not incorporate, or permit to be incorporated, Prior Inventions in any Company Inventions without the Company’s prior written consent.

2.3 Assignment of Inventions. Subject to Sections 2.4, and 2.6, I hereby assign and agree to assign in the future (when any such Inventions or Proprietary Rights are first reduced to practice or first fixed in a tangible medium, as applicable) to the Company all my right, title and interest in and to any and all Inventions (and all Proprietary Rights with respect thereto) whether or not patentable or registrable under copyright or similar statutes, made or conceived or reduced to practice or learned by me, either alone or jointly with others, during the period of my employment with the Company. Inventions assigned to the Company, or to a third party as directed by the Company pursuant to this Section 2, are hereinafter referred to as “Company Inventions.”

3	ASSIGNMENT OF INVENTIONS.

3.1 Proprietary Rights. The term “Proprietary Rights” shall mean all trade secret, patent, copyright and other intellectual property rights throughout the world.

3.2 Prior Inventions. Inventions, if any, patented or unpatented, which I made prior to the commencement of my employment with the Company are excluded from the scope of this Agreement. To preclude any possible uncertainty, I have set forth on Exhibit B (Previous Inventions) attached hereto a complete list of all Inventions that I have, alone or jointly with others, conceived, developed or reduced to practice or caused to be conceived, developed or reduced to practice prior to the commencement of my employment with the Company, that I consider to be my property or the property of third parties and that I wish to have excluded from the scope of this Agreement (collectively referred to as “Prior Inventions”). If disclosure of any such Prior Invention would cause me to violate any prior confidentiality agreement, I understand that I am not to list such Prior Inventions in

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Exhibit B but am only to disclose a cursory name for each such invention, a listing of the party(ies) to whom it belongs and the fact that full disclosure as to such inventions has not been made for that reason. A space is provided on Exhibit B for such purpose. If no such disclosure is attached, I represent that there are no Prior Inventions. If, in the course of my employment with the Company, I incorporate a Prior Invention into a Company product, process or machine, the Company is hereby granted and shall have a nonexclusive, royalty- free, irrevocable, perpetual, worldwide license (with rights to sublicense through multiple tiers of sublicensees) to make, have made, modify, use and sell such Prior Invention. Notwithstanding the foregoing, I agree that I will not incorporate, or permit to be incorporated, Prior Inventions in any Company Inventions without the Company’s prior written consent.

3.3 Assignment of Inventions. Subject to Sections 2.4, and 2.6, I hereby assign and agree to assign in the future (when any such Inventions or Proprietary Rights are first reduced to practice or first fixed in a tangible medium, as applicable) to the Company all my right, title and interest in and to any and all Inventions (and all Proprietary Rights with respect thereto) whether or not patentable or registrable under copyright or similar statutes, made or conceived or reduced to practice or learned by me, either alone or jointly with others, during the period of my employment with the Company. Inventions assigned to the Company, or to a third party as directed by the Company pursuant to this Section 2, are hereinafter referred to as “Company Inventions.”

3.4 Enforcement of Proprietary Rights. I will assist the Company in every proper way to obtain, and from time to time enforce, United States and foreign Proprietary Rights relating to Company Inventions in any and all countries. To that end I will execute, verify and deliver such documents and perform such other acts (including appearances as a witness) as the Company may reasonably request for use in applying for, obtaining, perfecting, evidencing, sustaining and enforcing such Proprietary Rights and the assignment thereof. In addition, I will execute, verify and deliver assignments of such Proprietary Rights to the Company or its designee. My obligation to assist the Company with respect to Proprietary Rights relating to such Company Inventions in any and all countries shall continue beyond the termination of my employment, but the Company shall compensate me at a reasonable rate after my termination for the time actually spent by me at the Company’s request on such assistance.

ln the event the Company is unable for any reason, after reasonable effort, to secure my signature on any document needed in connection with the actions specified in the preceding paragraph, I hereby irrevocably designate and appoint the Company and its duly authorized officers and agents as my agent and attorney in fact, which appointment is coupled with an interest, to act for and in my behalf to execute, verify and file any such documents and to do all other lawfully permitted acts to further the purposes of the preceding paragraph with the same legal force and effect as if executed by me. I hereby waive and quitclaim to the Company any and all claims, of any nature whatsoever, which I now or may hereafter have for infringement of any Proprietary Rights assigned hereunder to the Company.

4 RECORDS. I agree to keep and maintain adequate and current records (in the form of notes, sketches, drawings and in any other form that may be required by the Company) of all Proprietary Information developed by me and all Inventions made by me during the period of my employment at the Company, which records shall be available to and remain the sole property of the Company at all times.

5 ADDITIONAL ACTIVITIES. I agree that during the period of my employment by the Company I will not, without the Company’s express written consent, engage in any employment or business activity which is competitive with, or would otherwise conflict with my employment by the Company. I agree further that for the period of my employment by the Company and for one (I) year after the date of termination of my employment by the Company I will not induce any employee of the Company to leave the employ of the Company.

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6 NO CONFLICTING OBLIGATIONS. I represent that my performance of all the terms of this Agreement and as an employee of the Company does not and will not breach any agreement to keep in confidence information acquired by me in confidence or in trust prior to my employment by the Company. I have not entered into, and I agree I will not enter into, any agreement either written or oral in conflict herewith.

7 RETURNS OF COMPANY DOCUMENTS. When I leave the employ of the Company, I will deliver to the Company any and all drawings, notes, memoranda, specifications, devices, formulas, and documents, together with all copies thereof, and any other material containing or disclosing any Company Inventions, Third Party Information or Proprietary Information of the Company. I further agree that any property situated on the Company’s premises and owned by the Company, including disks and other storage media, filing cabinets or other work areas, is subject to inspection by Company personnel at any time with or without notice. Prior to leaving, I will cooperate with the Company in completing and signing the Company’s termination statement.

8 LEGAL AND EQUITABLE REMEDIES. Because my services are personal and unique and because I may have access to and become acquainted with the Proprietary Information of the Company, the Company shall have the right to enforce this Agreement and any of its provisions by injunction, specific performance or other equitable relief, without bond and without prejudice to any other rights and remedies that the Company may have for a breach of this Agreement.

9 NOTICES. Any notices required or permitted hereunder shall be given to the appropriate party at the address specified below or at such other address as the party shall specify in writing. Such notice shall be deemed given upon personal delivery to the appropriate address or if sent by certified or registered mail, three (3) days after the date of mailing. In the case of Company, a copy of such notice shall also be sent to legalnotices@meipharma.com.

10 NOTIFICATION OF NEW EMPLOYER. In the event that I leave the employ of the Company, I hereby consent to the notification of my new employer of my rights and obligations under this Agreement.

11 GENERAL PROVISIONS.

11.1 Governing Law; Consent to Personal Jurisdiction. This Agreement will be governed by and construed according to the laws of the State of California, as such laws are applied to agreements entered into and to be performed entirely within California between California residents. I hereby expressly consent to the personal jurisdiction of the state and federal courts located in San Diego County, California for any lawsuit filed there against me by Company arising from or related to this Agreement.

11.2 Severability. In case any one or more of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect the other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. If moreover, any one or more of the provisions contained in this Agreement shall for any reason be held to be excessively broad as to duration, geographical scope, activity or subject, it shall be construed by limiting and reducing it, so as to be enforceable to the extent compatible with the applicable law as it shall then appear.

11.3 Successors and Assigns. This Agreement will be binding upon my heirs, executors, administrators and other legal representatives and will be for the benefit of the Company, its successors, and its assigns.

11.4 Survival. The provisions of this Agreement shall survive the termination of my employment and the assignment of this Agreement by the Company to any successor in interest or other assignee.

11.5 Employment. I agree and understand that nothing in this Agreement shall confer any right with respect to continuation of employment by the Company, nor shall it interfere in any way with my right or the Company’s right to terminate my employment at any time, with or without cause.

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11.6 Waiver. No waiver by the Company of any breach of this Agreement shall be a waiver of any preceding or succeeding breach. No waiver by the Company of any right under this Agreement shall be construed as a waiver of any other right. The Company shall not be required to give notice to enforce strict adherence to all terms of this Agreement.

11.7 Entire Agreement. The obligations pursuant to Sections 1 and 2 of this Agreement shall apply to any time during which I was previously employed, or am in the future employed, by the Company as a consultant if no other agreement governs nondisclosure and assignment of inventions during such period. This Agreement is the final, complete and exclusive agreement of the parties with respect to the subject matter hereof and supersedes and merges all prior discussions between us. No modification of or amendment to this Agreement, nor any waiver of any rights under this Agreement, will be effective unless in writing and signed by the party to be charged. Any subsequent change or changes in my duties, salary or compensation will not affect the validity or scope of this Agreement.

This Agreement shall be effective as of the first day of my employment with the Company, namely: June 12, 2023.

I HAVE READ THIS AGREEMENT CAREFULLY AND UNDERSTAND ITS TERMS. I HAVE COMPLETELY FILLED OUT EXHIBIT B TO THIS AGREEMENT.

Dated:	6/9/2023
Signature:	/s/ Jay File
Printed Name:	Jay File

ACCEPTED AND AGREED TO:
MEI PHARMA, INC.

By:	/s/ David Urso
David M. Urso
Chief Executive Officer & President

11455 El Camino Real, Suite 250
San Diego, CA 92130

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Exhibit A

LIMITED EXCLUSION NOTIFICATION

THIS IS TO NOTIFY you in accordance with Section 2872 of the California Labor Code that the foregoing Agreement between you and the Company does not require you to assign or offer to assign to the Company any invention that you developed entirely on your own time without using the Company’s equipment, supplies, facilities or trade secret information except for those inventions that either:

1.	Relate at the time of conception or reduction to practice of the invention to the Company’s business, or actual or demonstrably anticipated research or development of the Company;

2.	Result from any work performed by you for the Company.

To the extent a provision in the foregoing Agreement purports to require you to assign an invention otherwise excluded from the preceding paragraph, the provision is against the public policy of this state and is unenforceable.

This limited exclusion does not apply to any patent or invention covered by a contract between the Company and the United States or any of its agencies requiring full title to such patent or invention to be in the United States.

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Exhibit B

TO: MEI PHARMA, INC.

FROM: Jay File

DATE: 6/9/2023

SUBJECT: Previous Inventions

1.

Except as listed in Section 2 below, the following is a complete list of all inventions or improvements relevant to the subject matter of my employment by MEI PHARMA, INC. (the “Company”) that have been made or conceived or first reduced to practice by me alone or jointly with others prior to my engagement by the Company:

☐ No inventions or improvements.

☐ See below:

☐ Additional sheets attached.

2.

Due to a prior confidentiality agreement, I cannot complete the disclosure under Section 1 above with respect to inventions or improvements generally listed below, the proprietary rights and duty of confidentiality with respect to which I owe to the following party(ies).

	Invention or Improvement	Party(ies)	Relationship

1.

2.

3.

D	Additional sheets attached.

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Exhibit 10.2

Execution Copy

11455 El Camino Real, Suite 250

San Diego, CA 92130

(858) 369-7100

June 9, 2023

Dear Jay,

On behalf of MEI Pharma, Inc. (“MEI”), this letter agreement (the “Agreement”) confirms the terms of your employment with MEI, commencing June 12, 2023. As of June 12, 2023, you will be appointed and serve as Executive Vice President of Finance of MEI (“EVP Finance”). The Board of Directors of MEI (the “Board”) expects to appoint you to the position of Chief Financial Officer of MEI (“CFO”) on the closing date of the Merger (as defined below), and in any event no later than September 1, 2023, at which time you will cease to serve as EVP Finance. You will report to the Chief Executive Officer of MEI (“CEO”). This Agreement is effective as of June 12, 2023 or your first date of employment, if later (the “Effective Date”).

Term. The term of this Agreement shall begin on the Effective Date. The period commencing on the

Effective Date and ending on the date on which this Agreement terminates is referred to as the “Term.”

During the Term, you shall devote your full time and attention to promote the business and affairs of MEI and its affiliated entities. You will perform those services customary to the position of EVP Finance or CFO, as applicable, and such other lawful duties that may be reasonably assigned to you from time to time by the CEO, provided those duties are consistent with your position and authority. The foregoing shall not be construed as preventing you from (1) serving on for profit, civic, educational, philanthropic or charitable boards or committees, with the prior written consent of the Board, and (2) managing personal, financial and legal affairs, in each case, subject to compliance with this Agreement, provided that such activities are permitted under MEI’s code of conduct and employment policies and do not violate the provisions of the Assignments of Inventions/Proprietary Information section below.

Compensation. Your total compensation package is as follows:

1.

Your will receive an annual base salary of $450,000, payable in accordance with MEI’s regular payroll practices. The annual base salary may be increased in the discretion of the Compensation Committee of the Board (the “Compensation Committee”).

2.

You will be eligible to participate in MEI’s annual bonus plan, in your role as EVP Finance or CFO, as applicable, with an annual target of 40% of base salary. Annual bonuses shall be paid at the discretion of the Compensation Committee and may be based on achievement of corporate and individual performance goals established by the Compensation Committee.

3.

(a) As of the Effective Date, you will be granted a stock option with respect to a number of MEI shares that equals 0.8% of the outstanding shares of MEI on the Effective Date, at an exercise price equal to the Nasdaq closing price per share of MEI stock on the Effective Date. The option will be granted under MEI’s 2021 Inducement Grant Equity Compensation Plan (the “Plan”) pursuant to the form of stock option grant agreement attached hereto as Exhibit A.

(b) On February 22, 2023, MEI, Infinity Pharmaceuticals, Inc. (“Infinity”), and Meadow Merger Sub, Inc., a wholly owned subsidiary of the MEI (“Merger Sub”), entered into an Agreement and Plan of Merger whereby Merger Sub will merge with and into Infinity, with Infinity being the surviving entity as a wholly owned subsidiary of MEI (the “Merger”). On the closing date of the Merger, and contingent on consummation of the Merger and subject to your being employed by or providing services to MEI or an affiliate on the date of grant (i.e., the closing date of the Merger), you will be granted an additional stock option for a number of MEI shares that is equal to (i) 0.8% of the outstanding shares of MEI on the closing date of the Merger (calculated immediately following the effective time of the Merger), minus (ii) the number of MEI shares underlying the option granted in paragraph (a) of this Section 3. The exercise price of the option granted under this paragraph (b) will be equal to the Nasdaq closing price per share of MEI stock on the date of grant (the closing date of the Merger). The option will be granted under the Plan, pursuant to the form of stock option grant agreement attached hereto as Exhibit A. For the avoidance of doubt, if the Merger is not consummated, no option will be granted under this paragraph (b).

(c) Equity grants will be subject to the generally applicable terms of the Plan.

(d) With respect to 2024 and later years, when options are granted to other senior executives of MEI, the Compensation Committee will recommend to the Board that you be granted options to purchase shares of common stock of MEI or other equity grants on terms comparable to those of other senior executives of MEI. The exercise price of such stock options will be equal to the Nasdaq closing price per share of MEI stock on the date of grant. The equity grants will be made under the MEI 2008 Stock Omnibus Equity Compensation Plan or a successor plan and will have vesting and other terms and conditions at least as favorable as the annual equity grants made to other MEI senior executives for the applicable year.

4.

You will be eligible to participate in MEI’s health, retirement, expense reimbursement and other benefit plans as in effect from time to time on terms no less favorable than those provided to other senior executives of MEI. You will receive personal time off (“PTO”) in accordance with MEI policies, which currently provide nine hours of PTO per pay period, as well as paid time off for sick leave and holidays on terms no less favorable than those provided to other senior executives of MEI.

Termination of Employment.

Voluntary Termination without Good Reason. You may terminate your employment voluntarily at any time and for any reason by providing the CEO with 30 days’ advance notice (or such shorter period of notice as the CEO may accept). Upon your voluntary termination of employment (other than for Good Reason as described below), you shall be eligible to receive only salary and PTO amounts that you have earned but that have not yet been paid to you as of your date of termination of employment, and vested benefits under MEI benefit plans.

Termination Upon Death or Disability. If your employment with MEI terminates as a result of your death or Disability (as defined below), you shall be eligible to receive only salary and PTO amounts that you have earned but that have not yet been paid to you, and vested benefits under MEI benefit plans. In addition, if your employment with MEI terminates as a result of your death or Disability, vesting of your outstanding

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stock options will accelerate to the extent that you will be vested in the same number of options as if you had continued to be employed by MEI for an additional 12 months following your termination date; provided that the vesting of your stock options in the event of your Disability shall be conditioned upon your execution of a customary release of claims in favor of MEI in a form prescribed by MEI (which shall be in the form attached hereto as Exhibit B, subject to such legally required changes as MEI may require) (the “Release”).

Termination for Cause. MEI may terminate your employment for Cause (as defined below) with advance written notice. If your employment with MEI terminates for Cause, you shall be eligible to receive only salary and PTO amounts that you have earned but that have not yet been paid to you as of the date of termination, and vested benefits under MEI benefit plans.

Termination by MEI Other than for Cause. MEI may terminate your employment other than for Cause. Upon your termination of employment other than for Cause, MEI will provide the following to you (in lieu of notice), subject to your executing an effective Release (collectively, the “Severance Benefits”):

1.	12 months of your annual base salary in effect at the time of termination, which shall be payable as a lump sum payment within 60 days following the date of termination.

2.

Subject to your timely election of health care continuation coverage under COBRA, MEI will pay the monthly premium payable to continue your and your eligible dependents’ participation in the MEI’s group health plan (to the extent permitted under applicable law and the terms of such plan) which covers you (and your eligible dependents) for a period of 12 months; provided that you are eligible and remain eligible for COBRA coverage; and further provided that in the event you obtain other employment that offers group health benefits, such continuation of coverage by MEI will immediately cease.     If the reimbursement of any COBRA premiums would violate the nondiscrimination rules or cause the reimbursement to be taxable under the Patient Protection and Affordable Care Act of 2010, together with the Health Care and Education Reconciliation Act of 2010 or Section 105(h) of the Internal Revenue Code of 1986, as amended (the “Code”), this arrangement will be modified to effect a lump sum payment to you of the payment amount described above reduced by applicable withholding taxes.

3.

A prorated annual bonus for the year in which your termination of employment occurs, paid at the same time as bonuses are paid to other employees of MEI, but not later than 2 1⁄2 months after the end of the fiscal year in which the termination date occurs. The prorated bonus will be determined by multiplying the full year annual bonus that would otherwise have been payable to you based on individual performance and the attainment of corporate performance goals, as determined by the Board, by a fraction, the numerator of which is the number of days during which you were employed by MEI in the fiscal year in which the termination date occurs and the denominator of which is 365.

4.

Accelerated vesting of your outstanding MEI stock options so that you will be vested in the same number of options as if you had continued to be employed by MEI for an additional 12 months following your termination date.

MEI’s payment of the Severance Benefits to you shall be conditioned upon your execution of an effective Release. Except for providing you with the Severance Benefits, you are not eligible for any severance pay or other benefits from MEI, other than salary and PTO amounts that you have earned but that have not yet been paid to you, vested benefits under MEI benefit plans (other than any severance plan), and your vested rights under MEI’s equity plans.

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Termination for Good Reason. You may terminate your employment for Good Reason (as defined below) by providing written notice to the CEO within 60 days after the occurrence of the event constituting Good Reason. The written notice shall contain a detailed description of the event giving rise to your termination for Good Reason. Following the receipt of your notice, MEI shall have a period of 30 days in which it may correct the act or failure to act that constitutes the grounds for Good Reason as set forth in your notice of termination. If MEI does not correct the act or failure to act, you must terminate your employment for Good Reason within 60 days after the end of the cure period, in order for the termination to be considered a Good Reason termination. Upon your termination of employment for Good Reason during this 60-day period, you will receive the same Severance Benefits as provided in the event of termination by MEI without Cause as described above (and below, if applicable); provided that MEI’s payment of the Severance Benefits shall be subject to your execution of a release, also as described above. Except for providing you with the Severance Benefits, you are not eligible for any severance pay or other benefits from MEI, other than salary and PTO amounts that you have earned but that have not yet been paid to you as of the termination date, vested benefits under MEI benefit plans (other than any severance plan), and your vested rights under MEI’s equity plans.

Change in Control. Notwithstanding the foregoing, if MEI terminates your employment without Cause or you terminate employment for Good Reason, in either case upon or within two years after a Change in Control (as defined below), or if MEI terminates your employment without Cause, within three months prior to a Change in Control at the request of the other party to the Change in Control transaction, then your outstanding stock options will become fully vested and exercisable as of the date of your termination of employment, subject to your execution of an effective Release.

Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

The term “Cause” means a finding by MEI that you have (i) been convicted of, or have pleaded nolo contendere to, a felony or a crime involving moral turpitude, (ii) committed an act of gross negligence or fraud with respect to MEI’s business, (iii) failed, refused or neglected to substantially perform your duties or to implement the lawful directives of the Board that continued for 30 days after you were provided specific written notice thereof, (iv) materially failed to follow MEI’s employment or other applicable policies, or (v) willfully engaged in conduct that is materially injurious to MEI, monetarily or otherwise; provided that you will have 30 days after notice from the Board to cure a failure or a breach set forth above, if curable.

The term “Change in Control” shall mean (i) any “person” (as such term is used in sections 13(d) and 14(d) of the Securities and Exchange Act of 1934 (the “Exchange Act”)) becomes a “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of MEI representing more than 50% of the voting power of the then outstanding securities of MEI; provided that a Change in Control shall not be deemed to occur as a result of a transaction in which MEI becomes a subsidiary of another corporation and in which the stockholders of MEI, immediately prior to the transaction, will beneficially own, immediately after the transaction, shares entitling such stockholders to more than 50% of all votes to which all stockholders of the parent corporation would be entitled in the election of directors; or (ii) the consummation of (A) a merger or consolidation of MEI with another corporation where the stockholders of MEI, immediately prior to the merger or consolidation, will not beneficially own, immediately after the merger or consolidation, shares entitling such stockholders to more than 50% of all votes to which all stockholders of the surviving corporation would be entitled in the election of directors, or where the members of the Board, immediately prior to the merger or consolidation, would not, immediately after the merger or consolidation, constitute a majority of the board of directors of the surviving corporation, (B) a sale or other disposition of all or substantially all of the assets of MEI, or (C) a liquidation or dissolution of MEI.

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The term “Disability” shall mean that you are eligible to receive long-term disability benefits under MEI’s long-term disability plan.

The term “Good Reason” shall mean the occurrence of one or more of the following without your written consent:

1.	material diminution by the CEO of your authority, duties or responsibilities;

2.	material diminution in your base salary;

3.	involuntary relocation to a new place of business greater than 50 miles from MEI’s then current headquarters office; or

4.	any action or inaction that constitutes a material breach by MEI of this Agreement.

Assignments of Inventions/Proprietary Information.

•

Proprietary Information. As a condition of employment as EVP Finance or CFO, as applicable, you acknowledge and agree that you will be required to execute an Employee Proprietary Information and Inventions Agreement, and attached hereto as Exhibit C.

•

Reports to Government Entities. Nothing in this Agreement shall prohibit or restrict you from initiating communications directly with, responding to any inquiry from, providing testimony before, providing confidential information to, reporting possible violations of law or regulation to, or filing a claim or assisting with an investigation directly with a self-regulatory authority or a government agency or entity, including the Equal Employment Opportunity Commission, the Department of Labor, the National Labor Relations Board, the Department of Justice, the Securities and Exchange Commission, Congress, any agency Inspector General or any other federal, state or local regulatory authority, or from making other disclosures that are protected under the whistleblower provisions of state or federal law or regulation. You do not need the prior authorization of MEI to engage in conduct protected by this subsection, and you do not need to notify MEI that you have engaged in such conduct. Please take notice that federal law provides criminal and civil immunity to federal and state claims for trade secret misappropriation to individuals who disclose trade secrets to their attorneys, courts, or government officials in certain, confidential circumstances that are set forth at 18 U.S.C. §§ 1833(b)(1) and 1833(b)(2), related to the reporting or investigation of a suspected violation of the law, or in connection with a lawsuit for retaliation for reporting a suspected violation of the law.

Return of Company Property. Upon termination of your employment with MEI for any reason, and at any earlier time requested by MEI, you will deliver to the person designated by MEI all originals and copies of all documents and property of MEI or an affiliate that is in your possession or under your control or to which you may have access. You will not reproduce or appropriate for your own use, or for the use of others, any property, proprietary information or work product of MEI or its affiliates.

Section 409A. This Agreement is intended to comply with the requirements of applicable law. In particular, this Agreement is intended to comply with the requirements of Section 409A of the Code, or an exemption thereto, and payments may only be made to you upon an event and in a manner permitted by Section 409A, to the extent applicable. Separation pay provided under this Agreement is intended to be exempt from Section 409A under the “separation pay” and/or “short-term deferral” exceptions to the maximum permissible extent. If you are considered a “specified employee,” if and to the extent necessary to comply with Section 409A, any payments due to you shall be delayed for a period of six months after your

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separation from service. Any payment due to you shall be treated as a separate payment for purposes of Section 409A. In no event may you, directly or indirectly, designate the calendar year of a payment. If the period for executing a release spans two calendar years and the amounts payable to you are subject to Section 409A, payment of any amounts to you in connection with the execution of the release shall be made in the second calendar year. All reimbursements and in-kind benefits provided to you shall be made or provided in accordance with the requirements of Section 409A.

Section 280G. In the event of a change in ownership or control under Section 280G of the Code, if it shall be determined that any payment or distribution in the nature of compensation (within the meaning of Section 280G(b)(2)) to you or for your benefit, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise (a “Payment”), would constitute an “excess parachute payment” within the meaning of Section 280G, the aggregate present value of the Payments under the Agreement shall be reduced (but not below zero) to the Reduced Amount (defined below) if and only if the Accounting Firm (described below) determines that the reduction will provide you with a greater net after-tax benefit than would no reduction. No reduction shall be made unless the reduction would provide you with a greater net after-tax benefit. The determinations under this provision shall be made as follows:

•

The “Reduced Amount” shall be an amount expressed in present value which maximizes the aggregate present value of Payments without causing any Payment under this Agreement to be subject to the Excise Tax (defined below), determined in accordance with Section 280G(d)(4). The term “Excise Tax” means the excise tax imposed under Section 4999 of the Code, together with any interest or penalties imposed with respect to such excise tax.

•

All determinations to be made under this provision shall be made by an independent certified public accounting firm selected by MEI and to which you have agreed immediately prior to the change in ownership or control transaction (the “Accounting Firm”). The Accounting Firm shall provide its determinations and any supporting calculations both to you and MEI within 10 days of the transaction. Any such determination by the Accounting Firm shall be binding upon you and MEI. All of the fees and expenses of the Accounting Firm in performing the determinations referred to in this provision shall be borne solely by MEI.

Tax Withholding. MEI shall be entitled to withhold from any amounts payable under this Agreement any federal, state, local or foreign withholding or other taxes or charges which MEI is required to withhold. MEI shall be entitled to rely on the advice of counsel if any questions as to the amount or requirement of withholding shall arise.

MEI Policies. As an employee of MEI, you are required to comply with all MEI policies and procedures; in particular, you will be required to familiarize yourself with, observe and comply with the rules and policies of MEI as adopted in writing by from time to time, in each case, as amended from time to time, and as delivered or made available to you (each, a “Policy”), including but not limited to prohibiting unlawful harassment and discrimination, confidentiality, assignment of invention rights, and the policy concerning drugs and alcohol. This Agreement and the compensation payable hereunder shall be subject to any applicable clawback or recoupment Policies, share trading Policies, and other Policies that may be implemented by the Board from time to time with respect to officers of MEI.

Entire Agreement. This Agreement sets forth the entire agreement of the parties hereto and supersedes any and all prior agreements and understandings concerning your employment by MEI. This Agreement may be changed only by a written document signed by you and MEI.

Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the substantive and procedural laws of California without regard to rules governing conflicts of law.

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By signing below and accepting this Agreement, you will acknowledge and agree that the length of employment, promotions, positive employment reviews, pay increases, bonuses, increases in job duties or responsibilities and other changes during employment will not change the at-will term of your employment with MEI and will not create any implied contract requiring cause for termination of employment.

[Signature Page Follows]

If you agree to the terms of this Agreement, please countersign below where indicated.

Sincerely,
MEI Pharma, Inc.

By:	/s/ David Urso
Title:	President & CEO

Agreement accepted:

/s/ Jay File	Date:	June 9, 2023

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EXHIBIT A

MEI PHARMA, INC.

NONQUALIFIED STOCK OPTION GRANT

This NONQUALIFIED STOCK OPTION GRANT, dated as of                     , 2023 (the “Date of Grant”), is delivered by MEI PHARMA, Inc. (the “Company”) to JAY FILE (the “Grantee”).

RECITALS

A. The MEI Pharma, Inc. 2021 Inducement Grant Equity Compensation Plan (the “Inducement Plan”) provides for the grant of Options to purchase Shares. The Company has decided to make an Option grant as an inducement for the Grantee to continue in the employ or service of the Company and its Affiliates and to promote the best interests of the Company and its stockholders. References in this Agreement to the Compensation Committee of the Board of Directors (the “Compensation Committee”) shall include any successor thereto appointed under and in accordance with the Inducement Plan. Capitalized terms not otherwise defined in this Agreement shall have the meaning set forth in the Inducement Plan.

NOW, THEREFORE, the parties to this Agreement, intending to be legally bound, hereby agree as follows:

1. Grant of Option. Subject to the terms and conditions set forth in this Agreement and in the Inducement Plan, the Company hereby grants to the Grantee a nonqualified stock option (the “Option”) to purchase [●] Shares at an Exercise Price of [●] per Share. The Option shall become exercisable according to Paragraphs 2 and 3 below.

2. Exercisability of Option. The Option shall become exercisable on the following dates, if the Grantee continues to be employed by, or provide service to, the Company and any Affiliate on the applicable date:

(a) the Option shall become exercisable with respect to 25% of the Shares subject to the Option on the 12-month anniversary of the Date of Grant; and

(b) the Option shall become exercisable with respect to 2.0833% of the Shares subject to the Option on the first day of each of the next 36 calendar months following the 12-month anniversary of the Effective Date; provided, that

(c) effective upon the date of a Change in Control, the Option shall become fully exercisable with respect to all of the shares covered by the outstanding Option; and

(d) if the Grantee’s employment is terminated by the Company without Cause within 3 months prior to a Change in Control, the Option shall become fully exercisable with respect to all of the shares covered by the outstanding Option as of the date of Grantee’s termination of employment, subject to Grantee’s execution of an effective Release (as defined in the employment agreement dated June 9, 2023 between the Grantee and the Company (the “Employment Agreement”)); and provided, further, that

The exercisability of the Option is cumulative but shall not exceed 100% of the Shares subject to the Option. If the foregoing schedule would produce fractional Shares, the number of Shares for which the Option becomes exercisable shall be rounded down to the nearest whole Share.

3. Acceleration of Exercisability. If the Grantee’s employment terminates on account of death or Disability (as defined in the Employment Agreement), the Grantee’s employment is terminated by the Company other than for Cause (as defined in the Employment Agreement), or the Grantee terminates employment with the Company for Good Reason (as defined in the Employment Agreement), the Option shall become exercisable with respect to the same number of shares as if the Grantee had continued to be employed by the Company for an additional 12 months following the termination date. The acceleration of exercisability of the Option in the case of the Grantee’s Disability, termination by the Company other than for Cause, or termination for Good Reason shall be conditioned on the Grantee’s execution of an effective Release.

4. Term of Option.

(a) The Option shall have a term of 10 years from the Date of Grant and shall terminate at the expiration of that period, unless it is terminated at an earlier date pursuant to the provisions of this Agreement or the Inducement Plan. events:

(b) The Option shall automatically terminate upon the happening of the first of the following

(i) The 91st day following the date the Grantee is no longer employed by, or providing service to, the Company and any Affiliate, if the termination is for any reason other than Disability, death or Cause.

(ii) The 1st anniversary of the date the Grantee is no longer employed by, or providing service to, the Company and any Affiliate on account of the Grantee’s death or Disability.

(iii) The date on which the Grantee ceases to be employed by, or provide service to, the Company and any Affiliate for Cause. Notwithstanding the prior provisions of this Paragraph 4, if the Grantee engages in conduct that constitutes Cause at any time while the Grantee is employed by, or provides service to, the Company and any Affiliate or after the Grantee’s termination of employment or service, the Option shall immediately terminate, and the Grantee shall automatically forfeit all Shares underlying any exercised portion of the Option for which the Company has not yet delivered the Share certificates, upon refund by the Company of the Exercise Price paid by the Grantee for such Shares. Upon any exercise of the Option, the Company may withhold delivery of Share certificates pending resolution of an inquiry that could lead to a finding resulting in forfeiture.

(iv) The date of cancellation, termination, or expiration of the Option pursuant to action taken by the Compensation Committee in accordance with Sections 13, 16 or 17 of the Inducement Plan.

Notwithstanding the foregoing, in no event may the Option be exercised after the date that is immediately before the 10th anniversary of the Date of Grant; provided however, in the event that on the last business day of the term of the Option (i) the exercise of the Option is prohibited by applicable law or (ii) Shares may not be purchased or sold by the Grantee due to the “black-out period” of a Company policy or a “lock- up” agreement undertaken in connection with an issuance of securities by the Company, the term of the Option shall be extended for a period of 30 days following the end of the legal prohibition, black-out period or lock-up agreement. Any portion of the Option that is not exercisable at the time the Grantee ceases to be employed by, or provide service to, the Company and any Affiliate shall immediately terminate.

5. Exercise Procedures.

(a) Subject to the provisions of Paragraphs 2, 3 and 4 above, the Grantee may exercise part or all of the exercisable portion of the Option by giving the Company written notice of exercise in the manner provided in this Agreement, specifying the number of Shares as to which the Option is to be exercised and the method of payment. Payment of the Exercise Price shall be made in accordance with procedures established by the Compensation Committee from time to time based on the type of payment being made but, in any event, prior to issuance of the Shares. The Grantee shall pay the Exercise Price (i) in cash, (ii) unless the Compensation Committee determines otherwise, by delivering Shares owned by the Grantee and having a Fair Market Value on the date of exercise at least equal to the Exercise Price, or by attestation (on a form prescribed by the Compensation Committee) to ownership of Shares having a Fair Market Value on the date of exercise at least equal to the Exercise Price, (iii) by payment through a broker in accordance with procedures permitted by Regulation T of the Federal Reserve Board, or (iv) by such other method as the Compensation Committee may approve. In addition, in the event the Compensation Committee so determines, to the extent the Option is at the time exercisable for vested Shares, all or any part of that vested portion may be surrendered to the Company for an appreciation distribution payable in Shares with a Fair Market Value at the time of the Option surrender equal to the dollar amount by which the then Fair Market Value of the Shares subject to the surrendered portion of the Option exceeds the aggregate Exercise Price payable for those Shares. Notwithstanding any provision contained herein, Shares used to exercise the Option shall have been held by the Grantee for the requisite period of time necessary to avoid adverse accounting consequences to the Company with respect to the Option.

(b) The Company’s obligation to deliver Shares upon exercise of the Option shall be subject to all applicable laws, rules and regulations and also to such approvals by governmental agencies as may be deemed appropriate by the Compensation Committee, including such actions as Company’s counsel shall deem necessary or appropriate to comply with relevant securities laws and regulations. The Company may require that the Grantee (or other person exercising the Option after the Grantee’s death) represent in writing that the Grantee is purchasing Shares for the Grantee’s own account and not with a view to or for sale in connection with any distribution of the Shares, or such other written representation as the Compensation Committee deems appropriate.

(c) All obligations of the Company under this Agreement shall be subject to the rights of the Company as set forth in the Inducement Plan to withhold amounts required to be withheld for any taxes, if applicable. Subject to Compensation Committee approval, the Grantee may elect to satisfy any tax withholding obligation of the Company and any Affiliate, as applicable with respect to the Option by having Shares withheld up to an amount that does not exceed the Grantee’s minimum applicable withholding tax rate for federal (including FICA), state and local tax liabilities. The election must be in a form and manner prescribed by the Compensation Committee.

(d) Payment for the Shares to be issued or transferred pursuant to the Option and any required withholding taxes must be received by the Company by the time specified by the Compensation Committee depending on the type of payment being made, but in all cases prior to the issuance or transfer of such Shares.

6. Change in Control. Subject to the obligation to accelerate the exercisability of the Option as described in Paragraph 2 hereof, the provisions of the Inducement Plan applicable to a Change in Control shall apply to the Option, and, in the event of a Change in Control, the Compensation Committee may take such actions as it deems appropriate pursuant to and in accordance with the Inducement Plan.

7. Restrictions on Exercise. Except as the Company or Compensation Committee may otherwise permit pursuant to the Inducement Plan, only the Grantee may exercise the Option during the Grantee’s lifetime and, after the Grantee’s death, the Option shall be exercisable (subject to the limitations specified in the Inducement Plan) solely by the personal representatives of the Grantee, or by the person who acquires the right to exercise the Option by will or by the laws of descent and distribution, to the extent that the Option is exercisable pursuant to this Agreement.

8. Grant Subject to Inducement Plan Provisions. This grant is made pursuant to the Inducement Plan, the terms of which are incorporated herein by reference, and in all respects shall be interpreted in accordance with the Inducement Plan. The grant and exercise of the Option are subject to interpretations, regulations and determinations concerning the Inducement Plan established from time to time by the Compensation Committee in accordance with the provisions of the Inducement Plan, including, but not limited to, provisions pertaining to (a) legal requirements applicable to issuance of the Shares, (b) changes in capitalization of the Company and (c) other requirements of applicable law. The Compensation Committee shall have the authority to interpret and construe the Option pursuant to the terms of the Inducement Plan, and its decisions shall be conclusive as to any questions arising hereunder. In the event that there is a conflict between the terms and provisions of the Inducement Plan and the terms and provisions of this Agreement, the terms and provisions of the Inducement Plan shall govern.

9. No Employment or Other Rights. The grant of the Option shall not confer upon the Grantee any right to be retained by, or in the employ or service of, the Company and any Affiliate and shall not interfere in any way with the right of the Company and any Affiliate to terminate the Grantee’s employment or service at any time. The right of the Company and any Affiliate to terminate at will the Grantee’s employment or service at any time for any reason is specifically reserved.

10. No Stockholder Rights. Neither the Grantee, nor any person entitled to exercise the Grantee’s rights in the event of the Grantee’s death, shall have any of the rights and privileges of a stockholder with respect to the Shares subject to the Option, until certificates for Shares have been issued upon the exercise of the Option.

11. Assignment and Transfers. Except as the Compensation Committee may otherwise permit pursuant to the Inducement Plan and as otherwise provided in this Agreement, the rights and interests of the Grantee under this Agreement may not be sold, assigned, encumbered or otherwise transferred except, in the event of the death of the Grantee, by will or by the laws of descent and distribution. In the event of any attempt by the Grantee to alienate, assign, pledge, hypothecate, or otherwise dispose of the Option or any right hereunder, except as provided for in the Inducement Plan and this Agreement, or in the event of the levy or any attachment, execution or similar process upon the rights or interests hereby conferred, the Company may terminate the Option by notice to the Grantee, and the Option and all rights hereunder shall thereupon become null and void. The rights and protections of the Company hereunder shall extend to any successors or assigns of the Company and to the Company’s parents, subsidiaries, and Affiliates. This Agreement may be assigned by the Company without the Grantee’s consent.

12. Applicable Law. The validity, construction, interpretation and effect of this instrument shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. To the extent the Grantee is a party to any employment agreement with the Company or any of its subsidiaries that provides for binding arbitration of employment disputes, then any disputes between the Company and the Grantee arising under the Inducement Plan or this Agreement shall be arbitrated in accordance with the procedures set forth in such employment agreement.

13. Notice. Any notice to the Company provided for in this instrument shall be addressed to the Company at MEI PHARMA, Inc., 11455 El Camino Real, Suite 250, San Diego, CA 92130, and any notice to the Grantee shall be addressed to such Grantee at the current address shown on the payroll of the Company and any Affiliate, as applicable, or to such other address as the Grantee may designate in writing. Any notice shall be delivered by hand or by a recognized courier service such as FedEx or UPS, sent by telecopy or enclosed in a properly sealed envelope addressed as stated above, registered and deposited, postage prepaid, in a post office regularly maintained by the United States Postal Service.

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IN WITNESS WHEREOF, the Company has caused its duly authorized officers to execute and attest this Agreement, and the Grantee has executed this Agreement, effective as of the Date of Grant.

MEI PHARMA, Inc.

By:	/s/ David Urso

I hereby accept the Option described in this Agreement, and I agree to be bound by the terms of the Inducement Plan and this Agreement. I hereby further agree that all of the decisions and determinations of the Compensation Committee shall be final and binding.

Grantee:	/s/ Jay File
Jay File

/s/ Jay File
(Print Name)

Date:	6/9/2023

NOTICE OF STOCK OPTION EXERCISE

MEI PHARMA, INC.

To:

From:	Name:
Address:

Date:

Exercise

I hereby elect to exercise the following option to purchase shares of MEI PHARMA, Inc. common stock (the “Option”):

Date of Option:

Exercise Price:

Name of Equity Compensation Plan: MEI PHARMA, Inc. 2021 Inducement Grant Equity Compensation Plan

The Option is:

X a nonqualified stock option

I hereby elect to exercise the Option as set forth below.

Number of shares being purchased:	shares

Total price to be paid	$

(exercise price multiplied by the number of shares being purchased):	$

Payment is made in:

Cash:

Shares of Company stock equal to the exercise price:

If shares of Company stock are being used to exercise the Option, a fully executed

Attestation to Ownership is attached.

Tax Withholding For Nonqualified Options:

I elect to have the withholding tax obligations resulting from the exercise of the Option satisfied as follows (based on $             per share as the fair market value of the stock on the date of exercise):

Enclosed is a check in the following amount:	$

Share withholding, not to exceed the minimum applicable withholding amount:		shares

Grantee

Date:
Jay File Received and Accepted by the Company MEI PHARMA, Inc.
Date:	By:

Attestation to Ownership of

MEI PHARMA, Inc. Common Stock

Pursuant to the Notice of Stock Option Exercise that I have submitted to MEI PHARMA, Inc. (the “Company”) dated                             , I am electing to pay the exercise price for the Option by attesting to ownership of the shares listed below, and I hereby tender such shares in payment thereof. I hereby certify that:

1.	I beneficially own shares of Company common stock (the “Swap Shares”) as of the date hereof. These Swap Shares are:

[ ]	Held in my name individually and a photocopy of the stock certificate evidencing my ownership is attached.

[ ]

Held in a brokerage account in my name. A photocopy of a brokerage statement of this account, dated within the preceding 15-day period and showing evidence of ownership of the Swap Shares, is attached. (The Grantee may black out information not relevant to Company stock ownership on the account statement.)

2.

The Swap Shares are held by me as described above and are not held for my benefit by a trustee or custodian in an IRA account or in any other type of employee benefit or tax deferral plan. The Swap Shares are not subject to any liens, claims or encumbrances.

3.	The Swap Shares have been owned by me as described above for at least six months and have not been used or acquired in a stock-for-stock swap transaction within the preceding six months.

Date	Signature of Grantee

Date	Witness

EXHIBIT B

Release Agreement

This Release Agreement (“Release”), dated [                        ] (the “Effective Date”) is made by you, Jay File, in connection with your separation from employment with MEI Pharma, Inc. and its affiliates (“MEI”). Throughout this Release, the term the “MEI” includes all affiliates and related entities, and their current and former trustees, officers, agents, employees, insurers and attorneys, and all other employee benefit plans and arrangements and their administrators, trustees and other fiduciaries, and all successors and assigns of all of the foregoing.

Release of Claims. In exchange for the severance benefits described in your employment agreement with MEI dated June 9, 2023 (the “Employment Agreement”) and other valuable consideration, you hereby waive, to the fullest extent permitted by law, all claims available under federal, state or local law against MEI and the trustees, officers, employees, and agents of MEI, including but not limited to all claims arising out of your employment with MEI or the termination of that employment, and all claims arising under your Employment Agreement or arising under the Age Discrimination in Employment Act of 1967 (“ADEA”), the Older Workers Benefit Protection Act, the Americans with Disabilities Act, the Civil Rights Act of 1991, the Rehabilitation Act of 1973, the Employee Retirement Income Security Act of 1974, the Worker Adjustment and Retraining Notification Act, the Uniformed Services Employment and Reemployment Rights Act, the Employee Separation Income Security Act, the Equal Pay Act, the Genetic Information Non-discrimination Act, the Family and Medical Leave Act, Section 1981 of U.S.C., Title VII of the Civil Rights Act of 1964, as amended, the Fair Labor Standards Act, California’s Fair Employment and Housing Act, the Unruh Civil Rights Act, the California Business and Professions Code, California Equal Pay Law, California Whistleblower Protection Laws, California Family Rights Act, California Pregnancy Disability Leave Law, California Paid Sick Days, California Labor Code, California WARN law, any applicable California Industrial Welfare Commission Wage Order, wrongful termination in violation of public policy (Tameny claims), the California Constitution or any common law, as well as any claims arising under any federal, state or local fair employment practices statutes, regulations, or ordinances, wrongful termination claims, breach of contract claims, discrimination claims, harassment claims, retaliation claims, claims for unpaid wages or other compensation, whistleblower claims (to the fullest extent they may be released under applicable law), defamation or other tort claims, and claims for attorneys’ fees and costs. Notwithstanding the foregoing general releases, you acknowledge that you have not made any claims or allegations related to sexual harassment or sexual abuse, and none of the payments set forth as consideration in this Release are related to sexual harassment or sexual abuse.

You specifically acknowledge that you are aware of and familiar with the provisions of CALIFORNIA CIVIL CODE SECTION 1542, which provides as follows: A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.

For the purpose of implementing a full and complete release, you hereby expressly waive all rights and benefits you may have under this provision, as well as under any other statutes or common law principle of similar effect which provides any remedy of any kind, and acknowledge that the release set forth in this Release is intended to include the discharge of all claims which you do not know or suspect to exist at the time this Release is effective. You agree and acknowledge that this is a knowing and voluntary waiver.

You understand and acknowledge that you are waiving and releasing any rights you may have under the ADEA, and that this waiver and release is knowing and voluntary. You understand and agree that this waiver and release does not apply to any rights or claims that may arise under the ADEA after the Effective Date of this Release. You understand and acknowledge that the consideration given for this waiver and release is in addition to anything of value to which you were already entitled. You further understand and acknowledge that you have been advised by this writing that: (a) you should consult with an attorney prior to executing this Release; (b) you have twenty-one (21) days within which to consider this Release; (c) you have seven (7) days following your execution of this Release to revoke this Release; and (d) this Release shall not be effective until after the revocation period has expired. In the event you sign this Release and return it to MEI in less than the twenty-one (21) day period identified above, you hereby acknowledge that you have freely and voluntarily chosen to waive the time period allotted for considering this Release. To revoke the Release, you should contact [Insert name or title and address and/or email address].

Notwithstanding the foregoing, you are not waiving your right to (i) any vested benefits under a MEI benefit or equity plan, the rights to which are governed by the terms of the applicable plan documents and/or award agreement, (ii) claims for unemployment or workers’ compensation benefits, (iii) any medical or disability claim incurred during your employment that is payable under an applicable MEI medical or disability plan, (iv) claims arising after the date on which you sign this Release, (v) any rights to indemnification and defense under MEI’s bylaws and under directors and officers insurance with respect to your service as an employee, officer or Board member of MEI, (vi) claims under your Employment Agreement or otherwise as to rights that continue after the termination of employment or (vii) claims that are not otherwise waivable under applicable law.

Continuing Obligations. Whether or not you execute the Release:

a)

Obligations Under the Employee Proprietary Information and Inventions Agreement. You acknowledge, and agree to comply with, the restrictive covenants and obligations of your Employee Proprietary Information and Inventions Agreement dated [                    , 2023] (“Proprietary Information Agreement”) and the Employment Agreement.

b)

Limits on Adverse Comments. Except as provided below, you agree that you will not make or authorize any written or oral statements that are false, disparaging or defamatory about MEI or its affiliates or their respective directors, officers or employees.

c)

Duty of Cooperation. You agree to reasonably cooperate with MEI and its counsel after the termination date with respect to any matter (including any litigation, investigation, or governmental proceeding) which relates to your employment with MEI. This cooperation may include appearing from time-to-time for conferences and interviews at mutually agreeable times and providing the officers of MEI and its counsel with the full benefit of your knowledge with respect to any such matter. MEI agrees to reimburse you for any reasonable out-of-pocket expenses incurred by you in connection with such cooperation and mutually agreed upon in advance by you and MEI.

Return of Records and Equipment. On or before your termination date, you will return to MEI all documents, manuals, office equipment, credit cards and other things belonging to MEI which you have borrowed or which you possess or control. To the extent that you have made use of your own personal computing devices (e.g., PDA, laptop, thumbdrive, etc.) during employment with MEI, you agree to delete all MEI property and information from such personal computing devices, and/or permit MEI to remotely delete all MEI property and information from such personal computing devices; provided that information necessary for your continuing service as a member of the Board or as a consultant need not be deleted, subject to review by MEI. You authorize MEI to deduct from your paycheck or amounts paid under this Release any money owed to MEI as a result of items which are not returned or for loans or advances you have received and which remain unpaid, if you agreed to allow such deductions at the time the loans or advances were made and such offset is legally permissible and compliant with Section 409A of the Internal Revenue Code. The obligations described herein are in addition to your obligations to return MEI documents and other property as set forth in the Proprietary Information Agreement.

Reports to Government Entities. Nothing in this Release restricts or prohibits you from initiating communications directly with, responding to any inquiries from, providing testimony before, providing confidential information to, reporting possible violations of law or regulation to, or from filing a claim or assisting with an investigation directly with a self-regulatory authority or a government agency or entity, including without limitation the Equal Employment Opportunity Commission, or from making other disclosures that are protected under the whistleblower provisions of state or federal law or regulation. However, you are waiving your right to receive any individual monetary relief from MEI or any others covered by the Release of Claims resulting from such claims, regardless of whether you or another party has filed them, and in the event you obtain such monetary relief, MEI will be entitled to an offset for the payments made pursuant to this Release, except where such limitations are prohibited as a matter of law.

Please take notice that federal law provides criminal and civil immunity to federal and state claims for trade secret misappropriation to individuals who disclose a trade secret to their attorney, a court, or a government official in certain, confidential circumstances that are set forth at 18 U.S.C. §§ 1833(b)(1) and 1833(b)(2), related to the reporting or investigation of a suspected violation of the law, or in connection with a lawsuit for retaliation for reporting a suspected violation of the law.

Notices. Notices and all other communications provided for in this Release shall be delivered (a) to you, at the last address maintained in MEI’s records, and (b) to MEI, by delivering such notice or communications to the individual and at the address set forth below.

MEI Pharma, Inc.

11455 El Camino Real, Suite 250

San Diego, CA 92130

Attn: VP Legal and Compliance

Medicare Disclaimer. You represent that you are not a Medicare beneficiary as of the time you enter into this Release. To the extent that you are a Medicare beneficiary, you agree to contact a MEI Human Resources Representative for further instruction.

Limit on Disclosures. You shall not disclose or cause to be disclosed the terms of this Release to any person (other than your spouse or domestic/civil union partner, attorney and tax advisor), except pursuant to a lawful subpoena, as set forth in the Reports to Government Entities clause above or as otherwise permitted by law or as reasonably necessary to enforce your rights under your Employment Agreement or equity arrangements with MEI. This provision is not intended to restrict your legal right to discuss the terms and conditions of your employment.

Nonadmission of Liability. Nothing in this Release is an admission of any wrongdoing, liability or unlawful activity by you or by MEI.

No Other Amounts Due. You acknowledge that MEI has paid you all wages, salaries, bonuses, benefits and other amounts earned and accrued, less applicable deductions as of the date of this Release, and that MEI has no obligation to pay any additional amounts other than the payment(s) described in the Consideration clause of this Release.

Signature. You acknowledge that you have read this Release and you understand it, that you have had twenty-one (21) days to consider the terms of this Release, and that you sign it with the intent to be legally bound.

Employee:	Date:

Execution Copy

EXHIBIT C

MEI PHARMA, INC.

EMPLOYEE PROPRIETARY INFORMATION AND INVENTIONS AGREEMENT

In consideration of my employment or continued employment by MEI Pharma, Inc. (the “Company”), and the compensation now and hereafter paid to me, I hereby agree as follows:

1.	NONDISCLOSURE

1.1 Recognition of Company’s Rights; Nondisclosure. At all times during my employment and thereafter, I will hold in strictest confidence and will not disclose, use, lecture upon or publish any of the Company’s and/or its Affiliates’ Proprietary Information (defined below), except as such disclosure, use or publication may be required in connection with my work for the Company, or unless an officer of the Company expressly authorizes such in writing. I will obtain Company’s written approval before publishing or submitting for publication any material (written, verbal, or otherwise) that relates to my work at Company and/or incorporates any Proprietary Information. I hereby assign to the Company any rights I may have or acquire in such Proprietary Information and recognize that all Proprietary Information shall be the sole property of the Company and its assigns. For purposes of this Agreement, “Affiliate” means, with respect to any specific entity, any other entity that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such specified entity.

1.2 Proprietary Information. The term “Proprietary Information” shall mean any and all confidential and/or proprietary knowledge, data or information of the Company and/or its Affiliates. By way of illustration but not limitation, “Proprietary Information” includes (a) trade secrets, inventions, ideas, processes, formulas, source and object codes, data, programs, other works of authorship, know-how, improvements, discoveries, developments, designs and techniques (hereinafter collectively referred to as “Inventions”); and (b) information regarding plans for research, development, new products, marketing and selling, business plans, budgets and unpublished financial statements, licenses, prices and costs, suppliers and customers; and (c) information regarding the skills and compensation of other employees of the Company [and/or its Affiliates]. Notwithstanding the foregoing, it is understood that, at all such times, I am free to use information which is generally known in the trade or industry, which is not gained as result of a breach of this Agreement, and my own, skill, knowledge, know-how and experience to whatever extent and in whichever way I wish.

1.3 Third Party Information. I understand, in addition, that the Company has received and in the future will receive from third parties confidential or proprietary information (“Third Party Information”) subject to a duty on the Company’s part to maintain the confidentiality of such information and to use it only for certain limited purposes. During the term of my employment and thereafter, I will hold Third Party Information in the strictest confidence and will not disclose to anyone (other than Company personnel who need to know such information in connection with their work for the Company) or use, except in connection with my work for the Company, Third Party Information unless expressly authorized by an officer of the Company in writing.

1.4 No Improper Use of information of Prior Employers and Others. During my employment by the Company I will not improperly use or disclose any confidential information or trade secrets, if any, of any former employer or any other person to whom I have an obligation of confidentiality, and I will not bring onto the premises of the Company any unpublished documents or any property belonging to any former employer or any other person to whom I have an obligation of confidentiality unless consented to in writing by that former employer or person. I will use in the performance of my duties only information which is generally known and used by persons with training and experience comparable to my own, which is common knowledge in the industry or otherwise legally in the public domain, or which is otherwise provided or developed by the Company.

2	ASSIGNMENT OF INVENTIONS.

2.1 Proprietary Rights. The term “Proprietary Rights” shall mean all trade secret, patent, copyright and other intellectual property rights throughout the world.

2.2 Prior Inventions. Inventions, if any, patented or unpatented, which I made prior to the commencement of my employment with the Company are excluded from the scope of this Agreement. To preclude any possible uncertainty, I have set forth on Exhibit B (Previous Inventions) attached hereto a complete list of all Inventions that I have, alone or jointly with others, conceived, developed or reduced to practice or caused to be conceived, developed or reduced to practice prior to the commencement of my employment with the Company, that I consider to be my property or the property of third parties and that I wish to have excluded from the scope of this Agreement (collectively referred to as “Prior Inventions”). If disclosure of any such Prior Invention would cause me to violate any prior confidentiality agreement, I understand that I am not to list such Prior Inventions in Exhibit B but am only to disclose a cursory name for each such invention, a listing of the party(ies) to whom it belongs and the fact that full disclosure as to such inventions has not been made for that reason. A space is provided on Exhibit B for such purpose. If no such disclosure is attached, I represent that there are no Prior Inventions. If, in the course of my employment with the Company, I incorporate a Prior Invention into a Company product, process or machine, the Company is hereby granted and shall have a nonexclusive, royalty-free, irrevocable, perpetual, worldwide license

(with rights to sublicense through multiple tiers of sublicensees) to make, have made, modify, use and sell such Prior Invention. Notwithstanding the foregoing, I agree that I will not incorporate, or permit to be incorporated, Prior Inventions in any Company Inventions without the Company’s prior written consent.

2.3 Assignment of Inventions. Subject to Sections 2.4, and 2.6, I hereby assign and agree to assign in the future (when any such Inventions or Proprietary Rights are first reduced to practice or first fixed in a tangible medium, as applicable) to the Company all my right, title and interest in and to any and all Inventions (and all Proprietary Rights with respect thereto) whether or not patentable or registrable under copyright or similar statutes, made or conceived or reduced to practice or learned by me, either alone or jointly with others, during the period of my employment with the Company. Inventions assigned to the Company, or to a third party as directed by the Company pursuant to this Section 2, are hereinafter referred to as “Company Inventions.”

3	ASSIGNMENT OF INVENTIONS.

3.1 Proprietary Rights. The term “Proprietary Rights” shall mean all trade secret, patent, copyright and other intellectual property rights throughout the world.

3.2 Prior Inventions. Inventions, if any, patented or unpatented, which I made prior to the commencement of my employment with the Company are excluded from the scope of this Agreement. To preclude any possible uncertainty, I have set forth on Exhibit B (Previous Inventions) attached hereto a complete list of all Inventions that I have, alone or jointly with others, conceived, developed or reduced to practice or caused to be conceived, developed or reduced to practice prior to the commencement of my employment with the Company, that I consider to be my property or the property of third parties and that I wish to have excluded from the scope of this Agreement (collectively referred to as “Prior Inventions”). If disclosure of any such Prior Invention would cause me to violate any prior confidentiality agreement, I understand that I am not to list such Prior Inventions in

Exhibit B but am only to disclose a cursory name for each such invention, a listing of the party(ies) to whom it belongs and the fact that full disclosure as to such inventions has not been made for that reason. A space is provided on Exhibit B for such purpose. If no such disclosure is attached, I represent that there are no Prior Inventions. If, in the course of my employment with the Company, I incorporate a Prior Invention into a Company product, process or machine, the Company is hereby granted and shall have a nonexclusive, royalty-free, irrevocable, perpetual, worldwide license (with rights to sublicense through multiple tiers of sublicensees) to make, have made, modify, use and sell such Prior Invention. Notwithstanding the foregoing, I agree that I will not incorporate, or permit to be incorporated, Prior Inventions in any Company Inventions without the Company’s prior written consent.

3.3 Assignment of Inventions. Subject to Sections 2.4, and 2.6, I hereby assign and agree to assign in the future (when any such Inventions or Proprietary Rights are first reduced to practice or first fixed in a tangible medium, as applicable) to the Company all my right, title and interest in and to any and all Inventions (and all Proprietary Rights with respect thereto) whether or not patentable or registrable under copyright or similar statutes, made or conceived or reduced to practice or learned by me, either alone or jointly with others, during the period of my employment with the Company. Inventions assigned to the Company, or to a third party as directed by the Company pursuant to this Section 2, are hereinafter referred to as “Company Inventions.”

3.4 Enforcement of Proprietary Rights. I will assist the Company in every proper way to obtain, and from time to time enforce, United States and foreign Proprietary Rights relating to Company Inventions in any and all countries. To that end I will execute, verify and deliver such documents and perform such other acts (including appearances as a witness) as the Company may reasonably request for use in applying for, obtaining, perfecting, evidencing, sustaining and enforcing such Proprietary Rights and the assignment thereof. In addition, I will execute, verify and deliver assignments of such Proprietary Rights to the Company or its designee. My obligation to assist the Company with respect to Proprietary Rights relating to such Company Inventions in any and all countries shall continue beyond the termination of my employment, but the Company shall compensate me at a reasonable rate after my termination for the time actually spent by me at the Company’s request on such assistance.

ln the event the Company is unable for any reason, after reasonable effort, to secure my signature on any document needed in connection with the actions specified in the preceding paragraph, I hereby irrevocably designate and appoint the Company and its duly authorized officers and agents as my agent and attorney in fact, which appointment is coupled with an interest, to act for and in my behalf to execute, verify and file any such documents and to do all other lawfully permitted acts to further the purposes of the preceding paragraph with the same legal force and effect as if executed by me. I hereby waive and quitclaim to the Company any and all claims, of any nature whatsoever, which I now or may hereafter have for infringement of any Proprietary Rights assigned hereunder to the Company.

4 RECORDS. I agree to keep and maintain adequate and current records (in the form of notes, sketches, drawings and in any other form that may be required by the Company) of all Proprietary Information developed by me and all Inventions made by me during the period of my employment at the Company, which records shall be available to and remain the sole property of the Company at all times.

5 ADDITIONAL ACTIVITIES. I agree that during the period of my employment by the Company I will not, without the Company’s express written consent, engage in any employment or business activity which is competitive with, or would otherwise conflict with my employment by the Company. I agree further that for the period of my employment by the Company and for one (I) year after the date of termination of my employment by the Company I will not induce any employee of the Company to leave the employ of the Company.

6 NO CONFLICTING OBLIGATIONS. I represent that my performance of all the terms of this Agreement and as an employee of the Company does not and will not breach any agreement to keep in confidence information acquired by me in confidence or in trust prior to my employment by the Company. I have not entered into, and I agree I will not enter into, any agreement either written or oral in conflict herewith.

7 RETURNS OF COMPANY DOCUMENTS. When I leave the employ of the Company, I will deliver to the Company any and all drawings, notes, memoranda, specifications, devices, formulas, and documents, together with all copies thereof, and any other material containing or disclosing any Company Inventions, Third Party Information or Proprietary Information of the Company. I further agree that any property situated on the Company’s premises and owned by the Company, including disks and other storage media, filing cabinets or other work areas, is subject to inspection by Company personnel at any time with or without notice. Prior to leaving, I will cooperate with the Company in completing and signing the Company’s termination statement.

8 LEGAL AND EQUITABLE REMEDIES. Because my services are personal and unique and because I may have access to and become acquainted with the Proprietary Information of the Company, the Company shall have the right to enforce this Agreement and any of its provisions by injunction, specific performance or other equitable relief, without bond and without prejudice to any other rights and remedies that the Company may have for a breach of this Agreement.

9 NOTICES. Any notices required or permitted hereunder shall be given to the appropriate party at the address specified below or at such other address as the party shall specify in writing. Such notice shall be deemed given upon personal delivery to the appropriate address or if sent by certified or registered mail, three (3) days after the date of mailing. In the case of Company, a copy of such notice shall also be sent to legalnotices@meipharma.com.

10 NOTIFICATION OF NEW EMPLOYER. In the event that I leave the employ of the Company, I hereby consent to the notification of my new employer of my rights and obligations under this Agreement.

11	GENERAL PROVISIONS.

11.1 Governing Law; Consent to Personal Jurisdiction. This Agreement will be governed by and construed according to the laws of the State of California, as such laws are applied to agreements entered into and to be performed entirely within California between California residents. I hereby expressly consent to the personal jurisdiction of the state and federal courts located in San Diego County, California for any lawsuit filed there against me by Company arising from or related to this Agreement.

11.2 Severability. In case any one or more of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect the other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. If moreover, any one or more of the provisions contained in this Agreement shall for any reason be held to be excessively broad as to duration, geographical scope, activity or subject, it shall be construed by limiting and reducing it, so as to be enforceable to the extent compatible with the applicable law as it shall then appear.

11.3 Successors and Assigns. This Agreement will be binding upon my heirs, executors, administrators and other legal representatives and will be for the benefit of the Company, its successors, and its assigns.

11.4 Survival. The provisions of this Agreement shall survive the termination of my employment and the assignment of this Agreement by the Company to any successor in interest or other assignee.

11.5 Employment. I agree and understand that nothing in this Agreement shall confer any right with respect to continuation of employment by the Company, nor shall it interfere in any way with my right or the Company’s right to terminate my employment at any time, with or without cause.

11.6 Waiver. No waiver by the Company of any breach of this Agreement shall be a waiver of any preceding or succeeding breach. No waiver by the Company of any right under this Agreement shall be construed as a waiver of any other right. The Company shall not be required to give notice to enforce strict adherence to all terms of this Agreement.

11.7 Entire Agreement. The obligations pursuant to Sections 1 and 2 of this Agreement shall apply to any time during which I was previously employed, or am in the future employed, by the Company as a consultant if no other agreement governs nondisclosure and assignment of inventions during such period. This Agreement is the final, complete and exclusive agreement of the parties with respect to the subject matter hereof and supersedes and merges all prior discussions between us. No modification of or amendment to this Agreement, nor any waiver of any rights under this Agreement, will be effective unless in writing and signed by the party to be charged. Any subsequent change or changes in my duties, salary or compensation will not affect the validity or scope of this Agreement.

This Agreement shall be effective as of the first day of my employment with the Company, namely: June 12, 2023.

I HAVE READ THIS AGREEMENT CAREFULLY AND UNDERSTAND ITS TERMS. I HAVE COMPLETELY FILLED OUT EXHIBIT B TO THIS AGREEMENT.

Dated:	6/9/2023
Signature:	/s/ Jay File
Printed Name:	Jay File
ACCEPTED AND AGREED TO:
MEI PHARMA, INC.

By:	/s/ David Urso
David	M. Urso
Chief Executive Officer & President

11455 El Camino Real, Suite 250
San Diego, CA 92130

Exhibit A

LIMITED EXCLUSION NOTIFICATION

THIS IS TO NOTIFY you in accordance with Section 2872 of the California Labor Code that the foregoing Agreement between you and the Company does not require you to assign or offer to assign to the Company any invention that you developed entirely on your own time without using the Company’s equipment, supplies, facilities or trade secret information except for those inventions that either:

1.	Relate at the time of conception or reduction to practice of the invention to the Company’s business, or actual or demonstrably anticipated research or development of the Company;

2.	Result from any work performed by you for the Company.

To the extent a provision in the foregoing Agreement purports to require you to assign an invention otherwise excluded from the preceding paragraph, the provision is against the public policy of this state and is unenforceable.

This limited exclusion does not apply to any patent or invention covered by a contract between the Company and the United States or any of its agencies requiring full title to such patent or invention to be in the United States.

Exhibit B

TO: MEI PHARMA, INC.

FROM: Jay File

DATE: 6/9/2023

SUBJECT: Previous Inventions

1.	Except as listed in Section 2 below, the following is a complete list of all inventions or improvements relevant to the subject matter of my employment by MEI PHARMA, INC. (the “Company”) that have been made or conceived or first reduced to practice by me alone or jointly with others prior to my engagement by the Company:

☐ No inventions or improvements.

☐ See below:

☐ Additional sheets attached.

2.	Due to a prior confidentiality agreement, I cannot complete the disclosure under Section 1 above with respect to inventions or improvements generally listed below, the proprietary rights and duty of confidentiality with respect to which I owe to the following party(ies).

	Invention or Improvement	Party(ies)	Relationship

1.

2.

3.

D	Additional sheets attached.

Exhibit 10.3

MEI PHARMA, INC.

AMENDED & RESTATED

2021 INDUCEMENT GRANT EQUITY COMPENSATION PLAN

Section 1. Purpose

The Plan is intended to assist the Company and its Affiliates, in attracting and retaining selected individuals to serve as employees who are expected to contribute to the Company’s success, by providing an inducement material for such individuals to enter into employment with the Company or any of its Affiliates, and to achieve long-term objectives that will benefit stockholders of the Company through the additional incentives inherent in the Grants hereunder. All Grants under the Plan are intended to qualify as employment inducement grants as described in Rule 5635(c)(4), or any successor provision, of the Nasdaq Listing Rules.

The Plan was originally effective as of May 4, 2021.

This amendment and restatement of the Plan is effective as of June 9, 2023.

Section 2. Definitions

Capitalized terms used herein shall have the meanings set forth in this Section.

(a) “Affiliate” shall mean any Person which is included as a member with the Company in a controlled group of corporations, within the meaning of Code section 414(b), or which is a trade or business (whether or not incorporated) included with the Company in a group of trades or business under common control, within the meaning of Code section 414(c); provided, however, that in applying Code sections 1563(a)(1), (2) and (3) for purposes of determining a controlled group of corporations under Code section 414(b), the language “at least 20 percent” is used instead of “at least 80 percent” each place it appears in Code sections 1563(a)(1), (2) and (3), and in applying Treas. Reg. section 1.414(c)-2 for purposes of determining trades or businesses (whether or not incorporated) that are under common control for purposes of Code section 414(c), the language “at least 20 percent” is used instead of “at least 80 percent” each place it appears in Treas. Reg. section 1.414(c)-2.

(b) “Board” shall mean the Board of Directors of the Company.

(c) “Cause” shall have the meaning ascribed thereto in any effective employment agreement between the Company and the Grantee, or if no employment agreement is in effect that contains a definition of cause, then Cause shall mean a finding by the Compensation Committee, in its sole and absolute discretion, that the Grantee has (i) committed a felony or a crime involving moral turpitude, (ii) committed any act of gross negligence or fraud, (iii) failed, refused or neglected to substantially perform his duties (other than by reason of a physical or mental impairment) or to implement the directives of the Company, (iv) materially violated any policy of the Company, or (v) engaged in conduct that is materially injurious to the Company, monetarily or otherwise.

(d) “Change in Control” shall be deemed to have occurred if:

(i) Any “person” (as such term is used in sections 13(d) and 14(d) of the Exchange Act) becomes a “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing more than 50% of the voting power of the then outstanding securities of the Company; provided that a Change in Control shall not be deemed to occur as a result of a transaction in which the Company becomes a subsidiary of another corporation and in which the stockholders of the Company, immediately prior to the transaction, will beneficially own, immediately after the transaction, shares entitling such stockholders to more than 50% of all votes to which all stockholders of the parent corporation would be entitled in the election of directors.

(ii) The consummation of (A) a merger or consolidation of the Company with another corporation where the stockholders of the Company, immediately prior to the merger or consolidation, will not beneficially own, immediately after the merger or consolidation, shares entitling such stockholders to more than 50% of all votes to which all stockholders of the surviving corporation would be entitled in the election of directors, or where the members of the Board, immediately prior to the merger or consolidation, would not, immediately after the merger or consolidation, constitute a majority of the board of directors of the surviving corporation, (B) a sale or other disposition of all or substantially all of the assets of the Company, or (C) a liquidation or dissolution of the Company.

Notwithstanding the foregoing, if a Grant constitutes deferred compensation subject to Code section 409A and the Grant provides for payment upon a Change in Control, then, for purposes of such payment provisions, no Change in Control shall be deemed to have occurred upon an event described in items (i) and (ii) above unless the event would also constitute a change in ownership or effective control of, or a change in the ownership of a substantial portion of the assets of, the Company under Code section 409A.

(e) “Code” shall mean the Internal Revenue Code of 1986, as amended and the regulations promulgated thereunder.

(f) “Company” shall mean MEI Pharma, Inc., a corporation organized under the laws of the State of Delaware.

(g) “Compensation Committee” shall mean the members of the Board appointed by the Board to serve as the Compensation Committee with responsibility for the administration of the Plan, or if no such members of the Board are appointed, then the Compensation Committee shall consist of all of the members of the Board. The members of the Board appointed to serve as the Compensation Committee, if applicable, should consist of two or more Persons who are “non-employee directors” as defined under Rule 16b-3 under the Exchange Act. To the extent that the Board or a subcommittee administers the Plan, references in the Plan to the “Compensation Committee” shall be deemed to refer to the Board or such subcommittee.

(h) “Disability” or “Disabled” shall mean a Grantee’s becoming disabled within the meaning of Code section 22(e)(3) or as otherwise determined by the Compensation Committee.

(i) “Employee” shall mean any individual who is providing, or has agreed to provide, services to the Company or an Affiliate of the Company as an employee.

(j) “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

(k) “Exercise Price” shall mean the purchase price of a Share subject to an Option, which shall not be less than the Fair Market Value of a Share as of the date an Option is granted.

(l) “Fair Market Value” of a Share on any given date, unless the Compensation Committee determines otherwise with respect to a particular Grant, shall mean (i) if the principal trading market for the Shares is a national securities exchange, the last reported sale price during regular trading hours thereof of a Share on the relevant date or (if there were no trades on that date) the last reported sales price during regular trading hours on the latest preceding date upon which a sale was reported, (ii) if the Shares are not principally traded on such exchange, the mean between the last reported “bid” and “asked” prices of a Share during regular trading hours on the relevant date, as reported on the OTC Bulletin Board, or (iii) if the Shares are not publicly traded or, if publicly traded, are not so reported, the Fair Market Value per share shall be as determined by the Compensation Committee pursuant to any reasonable valuation method authorized under the Code.

(m) “Full Value Award” shall mean a Grant other than an Option or SAR, and which is settled in Shares.

(n) “Grant” shall mean a grant of Options, SARs, Stock Awards, Stock Units or Other Stock-Based Awards under the Plan.

(o) “Grant Letter” shall mean a letter, certificate or other agreement accepted by the Grantee (which may also be in electronic form), evidencing the making of a Grant hereunder and containing such terms and conditions, not inconsistent with the express provisions of the Plan, as the Compensation Committee shall approve.

(p) “Grantee” shall mean an Employee who is selected by the Compensation Committee to receive a Grant under the Plan in accordance with Rule 5635(c)(4), or any successor provision, of the Nasdaq Listing Rules.

(q) “Nonqualified Option” shall mean any Option granted pursuant to Section 5 of the Plan that is not an option which, when granted, is intended to qualify as an “incentive stock option” within the meaning of Code section 422.

(r) “Option” shall mean a Nonqualified Option to purchase Shares granted pursuant to the Plan and subject to the Plan.

(s) “Other Stock-Based Award” shall mean any Grant based on, measured by or payable in Shares (other than those described in Sections 5, 6, 7 and 8 of the Plan), as described in Section 9.

(t) “Performance Goals” shall mean objectively determinable performance goals that may be based on one or more of the following criteria: stock price, earnings per share, net earnings, operating earnings, earnings before income taxes, EBITDA (earnings before income tax expense, interest expense, and depreciation and amortization expense), return on assets, shareholder return, return on equity, growth in assets, unit volume, sales or market share, or strategic business criteria consisting of one or more objectives based on meeting specified revenue goals, market penetration goals, geographic business expansion goals, cost targets or goals relating to acquisitions or divestitures; pre- or after-tax income or loss (before or after allocation of corporate overhead and bonus); appreciation in and/or maintenance of the price of the Shares or any other publicly-traded securities of the Company; improvement in or attainment of expense levels or working capital levels, including cash, inventory and accounts receivable; general and administrative expense savings; year-end cash; regulatory achievements (including submitting or filing applications or other documents with regulatory authorities or receiving approval of any such applications or other documents and passing pre-approval inspections (whether of the Company or the Company’s third-party manufacturer) and validation of manufacturing processes (whether the Company’s or the Company’s third-party manufacturer’s); clinical achievements (including initiating clinical studies, initiating enrollment, completing enrollment or enrolling particular numbers of subjects in clinical studies, completing phases of a clinical study (including the treatment phase), or announcing or presenting preliminary or final data from clinical studies, in each case, whether on particular timelines or generally); strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property); establishing relationships with commercial entities with respect to the marketing, distribution and sale of the Company’s products (including with group purchasing organizations, distributors and other vendors); co-development, co-marketing, profit sharing, joint venture or other similar arrangements; financing and other capital raising transactions (including sales of the Company’s equity or debt securities); debt level year-end cash position; competitive market metrics; timely completion of new product roll-outs; sales or licenses of the Company’s assets (including its intellectual property, whether in a particular jurisdiction or territory or globally, or through partnering transactions); royalty income; implementation, completion or attainment of measurable objectives with respect to research, development, manufacturing, commercialization, products or projects, acquisitions and divestitures, or such other criteria as the Compensation Committee determines. The business criteria may relate to the performance of the Company, or the performance of a parent company, a subsidiary, division, business segment or business unit of the Company or a subsidiary, or based upon performance relative to performance of other companies or upon comparisons or any of the indicators of performance relative to performance of other companies, or any combination of the foregoing. Any performance goals that are financial metrics, may be determined in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), in accordance with accounting principles established by the International Accounting Standards Board (“IASB Principles”), or may be adjusted when established to include or exclude any items otherwise includable or excludable under GAAP or under IASB Principles. The Compensation Committee may provide for exclusion of the impact of an event or occurrence which the Compensation Committee determines should appropriately be excluded, including (A) restructurings, discontinued operations, and other unusual, infrequently occurring or non-recurring charges, (B) an event either not directly related to the operations of the Company, Company subsidiary, division, business segment or business unit or not within the reasonable control of management, or (C) the cumulative effects of tax or accounting changes in accordance with U.S. generally accepted accounting principles.

(u) “Person” shall mean an individual, partnership, corporation, limited liability company or partnership, trust, unincorporated organization, joint venture, government (or agency or political subdivision thereof) or any other entity of any kind.

(v) “Plan” shall mean this Amended and Restated MEI Pharma, Inc. 2021 Inducement Grant Equity Compensation Plan as set forth herein and as amended from time to time.

(w) “Restatement Effective Date” shall mean June 9, 2023.

(x) “SAR” shall mean a stock appreciation right with respect to a Share.

(y) “Share” shall mean a share of common stock of the Company.

(z) “Stock Award” shall mean an award of Shares, with or without restrictions.

(aa) “Stock Unit” shall mean a unit that represents a hypothetical Share.

(bb) “Substitute Awards” shall mean Grants made or Shares issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, in each case by a company acquired by the Company or any Company subsidiary or with which the Company or any subsidiary combines.

Section 3. Shares Available under the Plan

(a) Shares Authorized. Subject to adjustments as provided in Section 12 below, the number of Shares authorized for Grants that may be made under the Plan after the Restatement Effective Date shall be the sum of: (i) 45,313 Shares available for grant under the Plan as of the Restatement Effective Date, plus (ii) 92,000 Shares, plus (iii) any Shares added back to the Shares available for Grants under the Plan pursuant to Section 3(b) after the Restatement Effective Date. Any Shares issued hereunder may consist, in whole or in part, of authorized and unissued shares, treasury shares or shares purchased in the open market or otherwise.

(b) Share Counting.

(i) If any Shares subject to a Grant are forfeited, a Grant expires or a Grant is settled for cash (in whole or in part), then the Shares subject to such Grant shall, to the extent of such forfeiture, expiration or cash settlement, be added to the Shares available for Grants under the Plan.

(ii) Notwithstanding anything to the contrary contained herein, the following Shares shall not be added to the Shares that may be subject to Grants under the Plan: (A) Shares tendered by the Grantee or withheld by the Company in payment of the Exercise Price of an Option, (B) Shares tendered by the Grantee or withheld by the Company to satisfy any tax withholding obligation with respect to Grants, (C) Shares subject to a SAR that are not issued in connection with its stock settlement on exercise thereof, and (D) Shares reacquired by the Company on the open market or otherwise using cash proceeds from the exercise of Options.

(c) Substitute Awards. Substitute Awards shall not reduce the Shares authorized for grant under the Plan, nor shall Shares subject to a Substitute Award be added to the Shares available for issuance or transfer under the Plan as provided in Sections 3(a) and (b) above. Additionally, in the event that a company acquired by the Company or any Company subsidiary or with which the Company or any subsidiary combines has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Grants under the Plan and shall not reduce the Shares authorized for Grants under the Plan (and Shares subject to such Grants shall not be added to the Shares available for Grants under the Plan as provided in Sections 3(a) and (b) above); provided that Grants using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not Employees or directors prior to such acquisition or combination.

Section 4. Administration of the Plan

(a) Authority of the Compensation Committee. The Plan shall be administered by the Compensation Committee. The Compensation Committee shall have full and final authority to take the following actions, in each case subject to and consistent with the provisions of the Plan:

(i) to select the Employees to whom Grants may be made;

(ii) to determine the number of Shares subject to each such Grant;

(iii) to determine the terms and conditions of any Grant made under the Plan;

(iv) to determine whether to accelerate the exercisability of any or all applicable outstanding Grants at any time for any reason;

(v) to determine the restrictions or conditions related to the delivery, holding and disposition of Shares acquired pursuant to a Grant;

(vi) to prescribe the form of each Grant Letter;

(vii) to adopt, amend, suspend, waive and rescind such rules and regulations and appoint such agents as the Compensation Committee may deem necessary or advisable to administer the Plan;

(viii) to correct any defect or supply any omission or reconcile any inconsistency in the Plan and to construe and interpret the Plan and any Grant, Grant Letter or other instrument hereunder; and

(ix) to make all other decisions and determinations as may be required under the terms of the Plan or as the Compensation Committee may deem necessary or advisable for the administration of the Plan, including to comply with Rule 5635(c)(4), or any successor provision, of the Nasdaq Listing Rules.

All Grants shall be made conditional upon the Grantee’s acknowledgement, in writing or by acceptance of the Grant, that all decisions and determinations of the Compensation Committee shall be final and binding on the Grantee, his or her beneficiaries and any other Person having or claiming an interest under such Grant.

(b) Manner of Exercise of Compensation Committee Authority. Any action of the Compensation Committee with respect to the Plan shall be final, conclusive and binding on all Persons, including the Company, its Affiliates, Grantees, or any Person claiming any rights under the Plan from or through any Grantee, except to the extent the Compensation Committee may subsequently modify, or take further action not inconsistent with, its prior action. If not specified in the Plan, the time at which the Compensation Committee must or may make any determination shall be determined by the Compensation Committee, and any such determination may thereafter be modified by the Compensation Committee. The express grant of any specific power to the Compensation Committee, and the taking of any action by the Compensation Committee, shall not be construed as limiting any power or authority of the Compensation Committee. The Compensation Committee may delegate to officers or managers of the Company or any Affiliate of the Company the authority, subject to such terms as the Compensation Committee shall determine, to perform such functions as the Compensation Committee may determine, to the extent permitted under applicable law and the Nasdaq Listing Rules.

(c) Limitation of Liability. Each member of the Compensation Committee shall be entitled to, in good faith, rely or act upon any report or other information furnished to him by any officer or other employee of the Company or any of its Affiliates, the Company’s independent certified public accountants or any executive compensation consultant, legal counsel or other professional retained by the Company to assist in the administration of the Plan. To the fullest extent permitted by applicable law, no member of the Compensation Committee, nor any officer or employee of the Company acting on behalf of the Compensation Committee, shall be personally liable for any action, determination or interpretation taken or made in good faith with respect to the Plan, and all members of the Compensation Committee and any officer or employee of the Company acting on its behalf shall, to the extent permitted by law, be fully indemnified and protected by the Company with respect to any such action, determination or interpretation.

Section 5. Options

The Compensation Committee may grant Options to a Grantee upon such terms as the Compensation Committee deems appropriate. The following provisions are applicable to Options:

(a) Number of Shares. The Compensation Committee shall determine the number of Shares that will be subject to each Grant of Options to a Grantee.

(b) Type of Option and Price.

(i) The Compensation Committee may grant Nonqualified Stock Options in accordance with the terms and conditions set forth herein.

(ii) The Exercise Price of Shares subject to an Option shall be determined by the Compensation Committee and may be equal to or greater than the Fair Market Value of a Share on the date the Option is granted.

(c) Option Term. The Compensation Committee shall determine the term of each Option. Notwithstanding the foregoing, the term of any Option shall not exceed ten years from the date of grant.

(d) Option Termination. Except as provided below, an Option may only be exercised while the Grantee is employed or engaged by the Company or any Affiliate. Unless otherwise determined by the Compensation Committee and set forth in a Grant Letter, Options shall terminate on the earliest of:

(i) the date on which the Grantee is no longer employed or engaged by the Company and any Affiliate on account of the Grantee’s termination for Cause. In addition, notwithstanding any other provisions of this Section 5, if the Compensation Committee determines that the Grantee has engaged in conduct that constitutes Cause at any time while the Grantee is employed or engaged by the Company and any Affiliate or after the Grantee’s termination of employment or engagement, any Option held by the Grantee shall immediately terminate and the Grantee shall automatically forfeit all Shares underlying any exercised portion of an Option for which the Company has not yet delivered the Share certificates, upon refund by the Company of the Exercise Price paid by the Grantee for such Shares. Upon any exercise of an Option, the Company may withhold delivery of Share certificates pending resolution of an inquiry that could lead to a finding resulting in a forfeiture;

(ii) the 91st day following the date the Grantee is no longer employed or engaged by the Company and any Affiliate for any reason other than Cause, death, or Disability; provided, however, that in all cases the portion of any Option that is not vested on the date of termination of employment or engagement shall terminate immediately upon such termination;

(iii) the first anniversary of the date the Grantee’s employment or engagement by the Company and any Affiliate terminates on account of the Grantee’s death or Disability; provided, however, that the portion of any Option that is not vested on the date of such termination of employment or engagement shall terminate immediately upon such termination;

(iv) the tenth anniversary of the date of grant as set forth in the Grant Letter; and

(v) cancellation, termination or expiration of the Options pursuant to action taken by the Compensation Committee in accordance with Section 12.

Notwithstanding the foregoing, in the event that on the last business day of the term of an Option (i) the exercise of the Option is prohibited by applicable law or (ii) Shares may not be purchased or sold by certain employees or directors of the Company due to the “black-out period” of a Company policy or a “lock-up” agreement undertaken in connection with an issuance of securities by the Company, the term of the Option shall be extended for a period of 30 days following the end of the legal prohibition, black-out period or lock-up agreement, to the extent permitted under Code section 409A.

For purposes of the Plan, employment or engagement by the Company and any Affiliate shall mean employment or other service engagement (so that, for purposes of exercising Options, a Grantee shall not be considered to have terminated his employment or engagement until the Grantee ceases to be an Employee or otherwise provide service), unless the Compensation Committee determines otherwise.

(e) Exercise of Options. Only the vested portion of any Option may be exercised. A Grantee may exercise an Option that has become exercisable, in whole or in part, by delivering a notice of exercise to the Company. The Grantee shall pay the Exercise Price for an Option as specified by the Compensation Committee (i) in cash, (ii) unless the Compensation Committee determines otherwise, by delivering Shares owned by the Grantee and having a Fair Market Value on the date of exercise at least equal to the Exercise Price or by attestation (on a form prescribed by the Compensation Committee) to ownership of Shares having a Fair Market Value on the date of exercise at least equal to the Exercise Price, (iii) by payment through a broker in accordance with procedures permitted by Regulation T of the Federal Reserve Board, or (iv) by such other method as the Compensation Committee may approve. In addition, in the event the Compensation Committee so determines, to the extent an Option is at the time exercisable for vested shares of Company Stock, all or any part of that vested portion may be surrendered to the Company for an appreciation distribution payable in Shares with a Fair Market Value at the time of the Option surrender equal to the dollar amount by which the then Fair Market Value of the Shares subject to the surrendered portion exceeds the aggregate Exercise Price payable for those Shares. Shares used to exercise an Option shall have been held by the Grantee for the requisite period of time necessary to avoid adverse accounting consequences to the Company with respect to the Option. Payment for the Shares to be issued or transferred pursuant to the Option, and any applicable withholding taxes, must be received by the Company by the time specified by the Compensation Committee depending on the type of payment being made, but in all cases prior to the issuance or transfer of such Shares.

Notwithstanding the foregoing, a Grant Letter may provide that if on the last day of the term of an Option the Fair Market Value of one Share exceeds the Exercise Price per Share, the Grantee has not exercised the Option (or a tandem SAR, if applicable) and the Option has not expired, the Option shall be deemed to have been exercised by the Grantee on such day with payment made by withholding Shares otherwise issuable in connection with the exercise of the Option. In such event, the Company shall deliver to the Grantee the number of Shares for which the Option was deemed exercised, less the number of Shares required to be withheld for the payment of the total Exercise Price and applicable withholding taxes; provided, however, any fractional Share shall be settled in cash.

(f) Grants to Non-Exempt Employees. Notwithstanding the foregoing, Options granted to persons who are non-exempt employees under the Fair Labor Standards Act of 1938, as amended, may not be exercisable for at least six months after the date of grant (except that such Options may become exercisable, as determined by the Compensation Committee, upon the Grantee’s death, Disability or retirement, or upon a Change in Control or other circumstances permitted by applicable regulations).

Section 6. Stock Awards

The Compensation Committee may issue or transfer Shares to a Grantee under a Stock Award, upon such terms as the Compensation Committee deems appropriate. The following provisions are applicable to Stock Awards:

(a) General Requirements. Shares issued or transferred pursuant to Stock Awards may be issued or transferred for consideration or for no consideration, and subject to restrictions or no restrictions, as determined by the Compensation Committee. The Compensation Committee may, but shall not be required to, establish conditions under which restrictions on Stock Awards shall lapse over a period of time or according to such other criteria as the Compensation Committee deems appropriate, including, without limitation, restrictions based upon the achievement of specific Performance Goals. The period of time during which the Stock Awards will remain subject to restrictions will be designated in the Grant Letter as the “Restriction Period.”

(b) Number of Shares. The Compensation Committee shall determine the number of Shares to be issued or transferred pursuant to a Stock Award and the restrictions applicable to such Shares.

(c) Requirement of Employment or Service. If the Grantee is no longer employed or engaged by the Company or any Affiliate during a period designated in the Grant Letter as the Restriction Period, or if other specified conditions are not met, the Stock Award shall terminate as to all Shares covered by the Grant as to which the restrictions have not lapsed, and those Shares must be immediately returned to the Company. The Compensation Committee may, however, provide for complete or partial exceptions to this requirement as it deems appropriate.

(d) Restrictions on Transfer and Legend on Stock Certificate. During the Restriction Period, a Grantee may not sell, assign, transfer, pledge or otherwise dispose of the Shares of a Stock Award except under Section 13(b) below. Unless otherwise determined by the Compensation Committee, the Company will retain possession of certificates for Shares of Stock Awards until all restrictions on such Shares have lapsed. Each certificate for a Stock Award, unless held by the Company, shall contain a legend giving appropriate notice of the restrictions in the Grant. The Grantee shall be entitled to have the legend removed from the stock certificate covering the Shares subject to restrictions when all restrictions on such Shares have lapsed. The Compensation Committee may determine that the Company will not issue certificates for Stock Awards until all restrictions on such Shares have lapsed.

(e) Right to Vote and to Receive Dividends. Unless the Compensation Committee determines otherwise, during the Restriction Period, the Grantee shall have the right to vote Shares of Stock Awards and to receive any dividends or other distributions paid on such Shares, subject to any restrictions deemed appropriate by the Compensation Committee, including, without limitation, the achievement of specific Performance Goals. Notwithstanding the provisions of this Section, any cash dividends, stock and any other property (other than cash)

distributed as a dividend or otherwise with respect to any unvested Stock Award shall either (i) not be paid or credited or (ii) be accumulated and subject to restrictions and risk of forfeiture to the same extent as the Shares underlying the Stock Award with respect to which such cash, stock or other property has been distributed and shall not be paid unless and until the time such restrictions and risk of forfeiture lapse.

(f) Lapse of Restrictions. All restrictions imposed on Stock Awards shall lapse upon the expiration of the applicable Restriction Period and the satisfaction of all conditions, if any, imposed by the Compensation Committee. The Compensation Committee may determine, as to any or all Stock Awards, that the restrictions shall lapse without regard to any Restriction Period.

Section 7. Stock Units

The Compensation Committee may grant Stock Units, each of which shall represent one hypothetical Share, to a Grantee upon such terms and conditions as the Compensation Committee deems appropriate. The following provisions are applicable to Stock Units:

(a) Crediting of Units. Each Stock Unit shall represent the right of the Grantee to receive a Share or an amount of cash based on the value of a Share, if and when specified conditions are met. All Stock Units shall be credited to bookkeeping accounts established on the Company’s records for purposes of the Plan.

(b) Terms of Stock Units. The Compensation Committee may grant Stock Units that are payable if specified Performance Goals or other conditions are met, or under other circumstances. Stock Units may be paid at the end of a specified performance period or other period, or payment may be deferred to a date authorized by the Compensation Committee. The Compensation Committee shall determine the number of Stock Units to be granted and the requirements applicable to such Stock Units.

(c) Requirement of Employment or Service. If the Grantee is no longer employed or engaged by the Company or any Affiliate prior to the vesting of Stock Units, or if other conditions established by the Compensation Committee are not met, the Grantee’s Stock Units shall be forfeited. The Compensation Committee may, however, provide for complete or partial exceptions to this requirement as it deems appropriate.

(d) Payment With Respect to Stock Units. Payments with respect to Stock Units shall be made in cash, Shares or any combination of the foregoing, as the Compensation Committee shall determine.

Section 8. Stock Appreciation Rights

The following provisions are applicable to SARs:

(a) General Requirements. The Compensation Committee may grant SARs to a Grantee separately or in tandem with any Option (for all or a portion of the applicable Option). Tandem SARs may be granted either at the time the Option is granted or at any time thereafter while the Option remains outstanding. The Compensation Committee shall establish the base amount of the SAR at the time the SAR is granted, which shall be equal to or greater than the

Fair Market Value of a Share as of the date of grant of the SAR. The base amount of each SAR shall be equal to the per Share Exercise Price of the related Option, provided such Exercise Price is equal to or greater than the Fair Market Value of a Share as of the date of grant of the SAR or, if there is no related Option, an amount equal to or greater than the Fair Market Value of a Share as of the date of grant of the SAR. No SAR shall have a term that is greater than ten years.

Notwithstanding the foregoing, in the event that on the last business day of the term of a SAR (x) the exercise of the SAR is prohibited by applicable law or (y) Shares may not be purchased or sold by certain employees or directors of the Company due to the “black-out period” of a Company policy or a “lock-up” agreement undertaken in connection with an issuance of securities by the Company, the term shall be extended for a period of 30 days following the end of the legal prohibition, black-out period or lock-up agreement, to the extent permitted under Code section 409A.

(b) Tandem SARs. In the case of tandem SARs, the number of SARs granted to a Grantee that shall be exercisable during a specified period shall not exceed the number of Shares that the Grantee may purchase upon the exercise of the related Option during such period. Upon the exercise of an Option, the SARs relating to the Shares covered by such Option shall terminate. Upon the exercise of SARs, the related Option shall terminate to the extent of an equal number of Shares.

(c) Exercisability. A SAR shall be exercisable during the period specified by the Compensation Committee in the Grant Letter and shall be subject to such vesting and other restrictions as may be specified in the Grant Letter. SARs may only be exercised while the Grantee is employed or engaged by the Company or Affiliate or during the applicable period after termination of employment or engagement as described in Section 5(d) above. A tandem SAR shall be exercisable only during the period when the Option to which it is related is also exercisable.

A Grant Letter may provide that if on the last day of the term of a SAR the Fair Market Value of one Share exceeds the base amount per Share of the SAR, the Grantee has not exercised the SAR or the tandem Option (if applicable), and the SAR has not otherwise expired, the SAR shall be deemed to have been exercised by the Grantee on such day. In such event, the Company shall make payment to the Grantee in accordance with this Section, reduced by the number of Shares (or cash) for applicable withholding taxes; any fractional Share shall be settled in cash.

(d) Grants to Non-Exempt Employees. Notwithstanding the foregoing, SARs granted to persons who are non-exempt employees under the Fair Labor Standards Act of 1938, as amended, may not be exercisable for at least six months after the date of grant (except that such SARs may become exercisable, as determined by the Compensation Committee, upon the Grantee’s death, Disability or retirement, or upon a Change in Control or other circumstances permitted by applicable regulations).

(e) Value of SARs. When a Grantee exercises SARs, the Grantee shall receive in settlement of such SARs an amount equal to the value of the stock appreciation for the number of SARs exercised. The stock appreciation for a SAR is the amount by which the Fair Market Value of the underlying Share on the date of exercise of the SAR exceeds the base amount of the SAR as described in subsection (a) above.

(f) Form of Payment. The appreciation in a SAR shall be paid in Shares, cash or any combination of the foregoing, as the Compensation Committee shall determine. For purposes of calculating the number of Shares to be received, Shares shall be valued at their Fair Market Value on the date of exercise of the SAR.

Section 9. Other Stock-Based Awards

The Compensation Committee may grant Other Stock-Based Awards to a Grantee on such terms and conditions as the Compensation Committee shall determine. Other Stock-Based Awards may be awarded subject to the achievement of Performance Goals or other conditions and may be payable in cash, Company Stock or any combination of the foregoing, as the Compensation Committee shall determine.

Section 10. Dividend Equivalents

The Compensation Committee may grant Dividend Equivalents in connection Stock Units or Other Stock-Based Awards. No Dividend Equivalents or dividends may be granted in connection with Options or SARs. Dividend Equivalents may be accrued as contingent cash obligations and may be payable in cash or Shares, and upon such terms as the Compensation Committee may establish, including, without limitation, the achievement of specific Performance Goals. Notwithstanding the foregoing in this Section 10, any Dividend Equivalents granted in connection with unvested Stock Units or Other Stock-Based Awards shall be payable only if and to the extent the underlying Stock Units or Other Stock-Based Awards are payable, as determined by the Compensation Committee.

Section 11. Deferrals

The Compensation Committee may permit or require a Grantee to defer receipt of the payment of cash or the delivery of Shares that would otherwise be due to such Grantee in connection with any Stock Units or Other Stock-Based Awards. If any such deferral election is permitted or required, the Compensation Committee shall establish rules and procedures for such deferrals and may provide for interest or other earnings to be paid on such deferrals. The rules and procedures for any such deferrals shall be consistent with applicable requirements of Code section 409A.

Section 12. Adjustment Upon Changes in Capitalization.

In the event any recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, exchange or issuance of Shares or other securities, any stock dividend or other special and nonrecurring dividend or distribution (whether in the form of cash, securities or other property other than a regular cash dividend), liquidation, dissolution, or other similar transactions or events, affects the Shares or the value thereof, then the Compensation Committee shall make such adjustment, in such manner as the Compensation Committee deems appropriate, in order to prevent dilution or enlargement of the rights of Grantees under the Plan, including adjustment in (i) the number and kind of Shares deemed to be available thereafter for Grants under Section 3, (ii) the number and kind of Shares that may be delivered or deliverable in respect of outstanding Grants, and (iii) the price per share or the applicable market value of such Grants. In addition, the Compensation Committee shall make such adjustments as are appropriate in the terms and conditions of, and the criteria included in, Grants (including, without limitation, cancellation of Grants in exchange for the in-the-money value, if any, of the vested portion thereof, cancellation of unvested Grants for no consideration, cancellation of out-of-the-money Grants for no consideration, substitution of Grants using securities of a successor or other entity, acceleration of the time that Grants expire, or adjustment of performance targets) in recognition of unusual or nonrecurring events (including, without limitation, a Change in Control or an event described in the preceding sentence) affecting the Company or any Affiliate of the Company or the financial statements of the Company or any Affiliate of the Company, or in response to changes in applicable laws, regulations or accounting principles. Any adjustments to outstanding Grants shall be consistent with Code section 409A or 424, to the extent applicable. Any adjustments determined by the Compensation Committee shall be final, binding and conclusive.

Section 13. Restrictions on Shares.

(a) Restrictions on Issuing Shares. No Shares shall be issued or transferred under the Plan unless and until all applicable legal requirements have been complied with to the satisfaction of the Compensation Committee. The Compensation Committee shall have the right to condition any Grant on the Grantee’s undertaking in writing to comply with such restrictions on any subsequent disposition of the Shares issued or transferred thereunder as the Compensation Committee shall deem necessary or advisable as a result of any applicable law, regulation or official interpretation thereof.

(b) Transfer Restrictions.

(i) Nontransferability of Grants. Except as provided below, only the Grantee may exercise rights under a Grant during the Grantee’s lifetime. No Grant under the Plan and no Shares that have not been issued or as to which any applicable restriction, performance or deferral period has not lapsed, may be sold, assigned, transferred, pledged or otherwise encumbered, except (A) by will or by the laws of descent and distribution or (B) pursuant to a domestic relations order. When a Grantee dies, the personal representative or other Person entitled to succeed to the rights of the Grantee may exercise such rights. Any such successor must furnish proof satisfactory to the Company of his or her right to receive the Grant under the Grantee’s will or under the applicable laws of descent and distribution.

(ii) Transfer of Nonqualified Stock Options. Notwithstanding (i) above, the Compensation Committee may provide, in a Grant Letter, that a Grantee may transfer Nonqualified Options to family members, or one or more trusts or other entities for the benefit of or owned by family members, consistent with the applicable securities laws, according to such terms as the Compensation Committee may determine; provided that the Grantee receives no consideration for the transfer of the Nonqualified Option and the transferred Nonqualified Option shall continue to be subject to the same terms and conditions as were applicable to the Nonqualified Option immediately before the transfer.

(c) Requirements for Issuance or Transfer of Shares. No Shares shall be issued or transferred in connection with any Grant made hereunder unless and until all legal requirements applicable to the issuance or transfer of such Shares have been complied with to the satisfaction of the Compensation Committee. The Compensation Committee shall have the right to condition any Grant on the Grantee’s undertaking in writing to comply with such restrictions on his or her subsequent disposition of the Shares as the Compensation Committee shall deem necessary or advisable, and certificates representing such Shares may be legended to reflect any such restrictions. Certificates representing Shares issued or transferred under the Plan may be subject to such stop-transfer orders and other restrictions as the Compensation Committee deems appropriate to comply with applicable laws, regulations and interpretations, including any requirement that a legend be placed thereon.

Section 14. Withholding of Taxes.

All Grants made under the Plan shall be subject to applicable federal (including FICA), state, local and foreign tax withholding requirements. The Company may require that the Grantee or other Person receiving or exercising Grants pay to the Company or any Affiliate the amount of any federal, state, local or foreign taxes that the Company or any Affiliate is required to withhold with respect to such Grants, or the Company or any Affiliate may deduct from other wages paid by the Company or any Affiliate the amount of any withholding taxes due with respect to such Grants. If the Compensation Committee deems it appropriate, the Compensation Committee shall be authorized to establish procedures that permit or require a Grantee to satisfy the applicable tax withholding obligation with respect to a Grant by having Shares that are otherwise deliverable in connection with a Grant withheld, subject to such limitations as may be imposed by the Compensation Committee.

Section 15. Consequences of a Change in Control.

The Compensation Committee may provide in a Grant Letter or otherwise terms under which Grants may vest and, as applicable, be exercisable or payable in the event of a Change in Control or in the event of a Grantee’s termination of employment or engagement by the Company and any Affiliate in connection with, upon or within a specified time period after a Change of Control. In addition, in the event of a Change in Control, the Compensation Committee may take one or more of the following actions with respect to any or all outstanding Grants: the Compensation Committee may (i) require that Grantees surrender their outstanding vested Options and SARs in exchange for one or more payments by the Company, in cash or Shares as determined by the Compensation Committee, in an amount equal to the amount by which the then Fair Market Value of the Shares subject to the Grantee’s unexercised, vested Options and SARs exceeds the Exercise Price of the vested Options or the base amount of the vested SARs, as applicable, (ii) provide for the cancellation of unvested Grants for no consideration, (iii) provide for the cancellation of out-of-the-money Grants for no consideration, (iv) after giving Grantees an opportunity to exercise their outstanding Options and SARs, terminate any or all unexercised Options and SARs at such time as the Compensation Committee deems appropriate, or (v) determine that outstanding Options and SARs that are not exercised shall be assumed by, or replaced with comparable options or rights by, the surviving corporation, (or a parent or subsidiary of the surviving corporation), and other outstanding Grants that remain in effect after the Change in Control shall be converted to similar grants of the surviving corporation (or a parent or subsidiary of the surviving corporation). Such surrender or termination shall take place as of the date of the Change in Control or such other date as the Compensation Committee may specify (subject to consummation of the Change in Control).

Section 16. General Provisions

(a) Grant Letter. Each Grant shall be evidenced by a Grant Letter. The terms and provisions of such Grant Letters may vary among Grantees and among different Grants made to the same Grantee.

(b) No Right to Employment. The making of a Grant in any year shall not give the Grantee any right to similar grants in future years, any right to continue such Grantee’s employment relationship with the Company or its Affiliates, or, until Shares are issued, any rights as a stockholder of the Company. All Grantees shall remain subject to discharge to the same extent as if the Plan were not in effect. For purposes of the Plan, a sale of any Affiliate of the Company that employs or engages a Grantee shall be treated as the termination of such Grantee’s employment or engagement, unless the Grantee shall otherwise continue to provide services to the Company or an Affiliate of the Company.

(c) No Fractional Shares. No fractional Shares shall be issued or delivered pursuant to the Plan or any Grant. Except as otherwise provided under the Plan, the Compensation Committee shall determine whether cash, other awards or other property shall be issued or paid in lieu of such fractional Shares or whether such fractional Shares or any rights thereto shall be forfeited or otherwise eliminated.

(d) No Funding. No Grantee, and no beneficiary or other Persons claiming under or through the Grantee, shall have any right, title or interest by reason of any Option to any particular assets of the Company or Affiliates of the Company, or any Shares allocated or reserved for the purposes of the Plan or subject to any Grant except as set forth herein. The Company shall not be required to establish any fund or make any other segregation of assets to assure satisfaction of the Company’s obligations under the Plan.

(e) Governing Law; Jurisdiction. The Plan shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. To the extent the Grantee is a party to an employment agreement with the Company or any of its subsidiaries that provides for binding arbitration of employment disputes, then any disputes between the Company and such Grantee arising under the Plan shall be arbitrated in accordance with the procedures set forth in such employment agreement.

(f) Compliance with Law. The Plan, the exercise of Options and SARs and the obligations of the Company to issue or transfer Shares under Grants shall be subject to all applicable laws and regulations, and to approvals by any governmental or regulatory agency as may be required. With respect to Persons subject to section 16 of the Exchange Act, it is the intent of the Company that the Plan and all transactions under the Plan comply with all applicable provisions of Rule 16b-3 or its successors under the Exchange Act. In addition, it is the intent of the Company that, to the extent applicable, Grants be exempt from or comply with the requirements of Code section 409A. Notwithstanding the foregoing, the Compensation Committee makes no representation that the Grants awarded under the Plan shall be exempt from or comply with Code section 409A and makes no undertaking to preclude Code section 409A from applying to Grants awarded under the Plan. To the extent that any legal requirement of section 16 of the Exchange Act or Code section 409A as set forth in the Plan ceases to be required under section 16 of the Exchange Act or Code section 409A, that Plan provision shall cease to apply. To the extent applicable, if on the date of a Grantee’s “separation from service” (as such term is defined under Code section 409A), Shares (or shares of any other company required to be aggregated with the Company for purposes of Code section 409A and its corresponding regulations) are publicly-traded on an established securities market or otherwise and the Grantee is a “specified employee” (as such term is defined in Code section 409A(a)(2)(B)(i) and its corresponding regulations) as determined by the Compensation Committee (or its delegate) in its discretion in accordance with the requirements of Code sections 409A and 416, then all Grants that are deemed to be deferred compensation subject to the requirements of Code section 409A and payable within six months following such Grantee’s “separation from service” shall be postponed for a period of six months following the Grantee’s “separation from service” with the Company, to the extent necessary to avoid the imposition of penalty taxes thereunder. The Compensation Committee may revoke any Grant if it is contrary to law or modify a Grant to bring it into compliance with any valid and mandatory government regulation. The Compensation Committee may, in its sole discretion, agree to limit its authority under this Section.

(g) Grants made in Connection with Corporate Transactions and Otherwise. Nothing contained in the Plan shall be construed to (i) limit the right of the Compensation Committee to make Grants under the Plan in connection with the acquisition, by purchase, lease, merger, consolidation or otherwise, of the business or assets of any corporation, firm or association, including Grants to employees thereof who become Employees, or (ii) limit the right of the Company to grant stock options or make other awards outside of the Plan. The Compensation Committee may make a Grant to an employee of another corporation who becomes an Employee by reason of a corporate merger, consolidation, acquisition of stock or property, reorganization or liquidation involving the Company, in substitution for awards made by such corporation. Notwithstanding anything in the Plan to the contrary, the Compensation Committee may establish such terms and conditions of the new Grants as it deems appropriate, including setting the Exercise Price of Options at a price necessary to retain for the Grantee the same economic value as the prior options.

(h) Application of Company Clawback Policy. All Grants under the Plan are subject to the applicable provisions of the Company’s clawback or recoupment policy approved by the Board or the Compensation Committee; as such policy may be in effect from time to time, and will be subject to recoupment as may be required by applicable law, regulation or listing exchange.

Section 17. Amendment or Termination.

(a) Amendment. The Board may amend or terminate the Plan at any time; provided, however, that the Board shall not amend the Plan without stockholder approval if such approval is required in order to comply with the Code or other applicable law (including Rule 16b-3 under the Exchange Act), or to comply with applicable stock exchange requirements; and further provided that the Board may not, without the approval of the Company’s stockholders, to the extent required by such applicable law or applicable listing exchange, amend the Plan to materially expand the class of persons eligible to participate in the Plan.

(b) No Repricing Without Stockholder Approval. Notwithstanding anything in the Plan to the contrary, and other than pursuant to Section 12, the Compensation Committee shall not without the approval of the Company’s stockholders (a) lower the Exercise Price per Share of an Option (or grant price of a SAR) after it is granted, (b) cancel an Option or SAR in exchange for an Option or SAR with a lower Exercise Price, cash or another Grant (other than in connection with a Change in Control), or (c) take any other action with respect to an Option or SAR that would be treated as a repricing under the rules and regulations of the principal U.S. national securities exchange on which the Shares are listed.

(c) Termination of Plan. The Plan shall terminate on May 3, 2031, unless the Plan is terminated earlier by the Board or is extended by the Board.

(d) Termination and Amendment of Outstanding Grants. A termination or amendment of the Plan that occurs after a Grant is made shall not materially impair the rights of a Grantee unless the Grantee consents or unless the Compensation Committee acts under Section 16(f) above. The termination of the Plan shall not impair the power and authority of the Compensation Committee with respect to an outstanding Grant. Whether or not the Plan has terminated, an outstanding Grant may be terminated or amended under Section 16(f) above or may be amended by agreement of the Company and the Grantee consistent with the Plan.

Exhibit 99.1

MEI Pharma Announces Planned Departure of Chief Financial Officer Brian

Drazba and Appointment of Justin File as Successor

SAN DIEGO, June 13, 2023 – MEI Pharma, Inc. (NASDAQ: MEIP) (the “Company”), a clinical-stage pharmaceutical company focused on advancing new therapies for cancer, today announced that, consistent with the Company’s succession planning, Brian Drazba’s tenure as Chief Financial Officer of the Company will end no later than September 1, 2023, and the Company has hired Justin (Jay) File as his successor. Mr. File joined the Company on June 12, 2023 as Executive Vice President, Finance and will be appointed Chief Financial Officer upon Mr. Drazba’s departure.

“Brian has been a true asset to MEI providing invaluable fiscal and business leadership as we advanced our clinical programs and executed various transactions, including multiple partnering deals and equity financings. It has been a privilege working with him, and he will be missed by the MEI team,” stated David M. Urso, president and chief executive officer of MEI Pharma. “Replacing Brian will be Jay File, who has demonstrated the knowledge and experience we need to support our success as we move to the next chapter of MEI’s growth. I look forward to having Jay as a partner and I expect he will fit in seamlessly as an essential part of the team as we work to advance our pipeline of promising candidates to benefit patients with cancer and build value for shareholders.”

“I am honored to join the capable leadership team at MEI, and look forward to contributing my experience and knowledge to meaningfully contribute to the Company’s future progress,” said Mr. File. “MEI is well positioned to advance it’s potential first-in-class oncology drug candidates with important data readouts over the next year and which hold significant opportunity to benefit patients and create value for shareholders. I look forward to working with the team to execute on our business strategy and support this important work.”

Mr. File has 30 years of experience in accounting and finance, working in both public and private companies. He has a diverse range of experience, having worked in various industries, including the life sciences industry for the past 16 years. From 2015 to 2023, Mr. File was the Chief Financial Officer of Evofem Biosciences, Inc., a women’s health company that developed and commercialized Phexxi®, a nonhormonal contraceptive for women. While at Evofem he helped bring the company public through a reverse merger and was responsible for overseeing corporate finance and accounting, information technology and investor relations. Previously, Mr. File provided executive financial and accounting oversight consulting services to biotechnology companies, and before that led accounting operations and reporting at

Sequenom, Inc., a molecular diagnostic company. He additionally served as Treasurer of Sequenom’s diagnostic subsidiary. Before joining industry, Mr. File worked for approximately ten years in public accounting, primarily with Arthur Andersen LLP. Mr. File graduated from Central Washington University with a Bachelor of Science in Accounting and Business Administration. He is a Certified Public Accountant (inactive).

Inducement Grants Under Nasdaq Listing Rule 5635(c)(4)

The Company additionally today announced the grant of an inducement stock option for 53,302 shares of the Company’s common stock to Mr. File, effective as of June 12, 2023, with an exercise price of $7.35 per share. Pursuant to Mr. File’s employment agreement, a second inducement stock option grant will be made to Mr. File on the date of closing of the merger between Infinity Pharmaceuticals, Inc. and the Company (the “Merger”), contingent on the consummation of the Merger and subject to Mr. File being employed by or providing services to the Company or an affiliate at the closing date of the Merger. The second inducement grant will equal 0.8% of the outstanding shares of the Company on the closing date of the Merger, less 53,302 shares, and will have an exercise price equal to the Nasdaq closing price per share of Company common stock on the closing date of the Merger. The inducement grants are being made pursuant to the MEI Pharma, Inc. 2021 Inducement Grant Equity Compensation Plan, with vesting over a 4 year period, full vesting on a change in control, and other terms and conditions consistent with grants made to other senior executives of the Company. The stock options were granted as a material inducement to Mr. File accepting employment with the Company in accordance with Nasdaq Listing Rule 5635(c)(4). The stock options were approved by the Compensation Committee of the Board of Directors in reliance on the employment inducement exception under Nasdaq Rule 5635(c)(4), which requires that grants relying on this exception be disclosed promptly in a press release.

About MEI Pharma

MEI Pharma, Inc. (Nasdaq: MEIP) is a pharmaceutical company focused on developing potential new therapies for cancer. MEI Pharma’s portfolio of drug candidates includes clinical stage candidates with differentiated mechanisms of action intended to address unmet medical needs and deliver improved benefit to patients, either as standalone treatments or in combination with other therapeutic options. For more information, please visit www.meipharma.com. Follow us on Twitter @MEI_Pharma and on LinkedIn.

Forward-Looking Statements

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical studies and approved by the FDA as being safe and effective for the intended use. Statements included in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 including, without limitation, statements regarding: the potential, safety, efficacy, and regulatory and clinical progress of zandelisib and our other product candidates, including the anticipated timing for initiation of clinical trials and release of clinical trial data and our expectations surrounding potential regulatory submissions, approvals and timing thereof, our business strategy and plans; and the sufficiency of our cash, cash equivalents and short-term investments to fund our operations. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management’s current expectations and are subject to a number of risks and uncertainties, including, but not limited to our failure to successfully commercialize our product candidates; the availability or appropriateness of utilizing the FDA’s accelerated approval pathway for our product candidates; final data from our pre-clinical studies and completed clinical trials may differ materially from reported interim data from ongoing studies and trials; costs and delays in the development and/ or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties or differences in interpretation in clinical trial results; adverse effects on the Company’s business as a result of the restatement of our previously issued financial statements; uncertainty regarding the impact of rising inflation and the increase in interest rates as a result; the impact of the COVID-19 pandemic on our industry and individual companies, including on our counterparties, the supply chain, the execution of our clinical development programs, our access to financing and the allocation of government resources; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.

Contacts:

David A. Walsey

Tel: 858-369-7104

investor@meipharma.com

Joele Frank, Wilkinson Brimmer Katcher

Dan Katcher / Aaron Palash

Tel: 212-355-4449

MEIP-jf@joelefrank.com